EXHIBIT D

SUPPLEMENT
DATED AS OF 8 FEBRUARY 2010

TO

DESCRIPTION OF THE COMMONWEALTH OF AUSTRALIA
DATED AS OF 24 NOVEMBER 2009

_________________________________

The following information amends and supplements the Description of the Commonwealth of Australia, dated as of 24 November 2009 (the "Description of the Commonwealth of Australia"), prepared by the Government of the Commonwealth of Australia. Capitalized terms used in this Supplement, but not otherwise defined herein have the meanings given to them in the Description of the Commonwealth of Australia.

Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding

On 7 February 2010, acting on the advice of the Council of Financial Regulators (consisting of the heads of the Reserve Bank of Australia, Treasury, ASIC and APRA), the Australian Government announced the withdrawal of the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding (the "ADI Guarantee Scheme").  The ADI Guarantee Scheme will close to new issuance of wholesale liabilities and acceptance of additional deposit funds at 5.00 p.m. (Canberra time) on 31 March 2010.

The key elements of the exit details with respect to the ADI Guarantee Scheme are that the Government has:

•
set 24 March 2010 as the final date on which ADIs can apply for eligibility certificates under the ADI Guarantee Scheme in respect of eligible debt instruments and eligible deposits (the "ADI Guarantee Final Application Date"); and

•
set 31 March 2010 as the final date on which ADIs can issue debt instruments guaranteed under the ADI Guarantee Scheme and the final date on which further guaranteed deposits may be accepted (the "ADI Guarantee Final Issuance Date").

Guaranteed liabilities under the ADI Guarantee Scheme which exist on the ADI Guarantee Final Issuance Date will remain guaranteed in accordance with their terms.  This means that:

•	guaranteed short-term wholesale funding liabilities will remain guaranteed for up to 15 months;

•	guaranteed long-term wholesale funding liabilities will remain guaranteed for up to 60 months;

•	guaranteed term deposits will remain guaranteed for up to 60 months; and

•	guaranteed at call accounts will remain guaranteed for up to 67 months.

The Government intends to provide formal notice of the ADI Guarantee Final Application Date in accordance with the scheme rules relating to the ADI Guarantee Scheme in due course.

The announcement with respect to the ADI Guarantee Scheme does not affect the Financial Claims Scheme, which will continue to protect account holders' eligible deposits of up to $1,000,000 until the cap is reviewed in October 2011.

Australian Government Guarantee of State and Territory Borrowing

On 7 February 2010, the Australian Government also announced the closure of the Australian Government Guarantee of State and Territory Borrowing (the "State Guarantee Scheme").  The State Guarantee Scheme will close to new issuance of guaranteed liabilities on 31 December 2010.

The key element of the exit details with respect to the State Guarantee Scheme is that the Government has set 31 December 2010 as the final day on which an issuing entity can issue debt securities the liabilities of the relevant State or Territory in respect of which are guaranteed under the State Guarantee Scheme (the "State Guarantee Final Issuance Date").  The longer withdrawal period relative to the ADI Guarantee Scheme is needed for States to establish liquidity in new unguaranteed bond lines.

Guaranteed liabilities under the State Guarantee Scheme which exist on the State Guarantee Final Issuance Date will remain guaranteed in accordance with their terms.

The Government intends to provide formal notice of the State Guarantee Final Issuance Date in accordance with the scheme rules relating to the State Guarantee Scheme.
_________________________________

This Supplement should be read in conjunction with the Description of the Commonwealth of Australia.

Any statement contained in the Description of the Commonwealth of Australia shall be deemed to be modified or superseded for the purposes of the Description of the Commonwealth of Australia to the extent that any statement contained in this Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to continue to be a part of the Description of the Commonwealth of Australia.

DESCRIPTION OF THE COMMONWEALTH OF AUSTRALIA

Dated as of 24 November 2009

AUSTRALIA
EDITION 1
Simple Conic Projection
0
250
500 kilometres
HYPSOMETRIC TINTS
BATHYMETRIC TINTS
2000 1500 1000 500 200 0 200
Heights and depths are shown in metres
Populated places
Greater than 1 000 000
100 001 - 1 000 000
20 000 - 100 000
Less than 20 000
Population figures based on 1991 Census data
Road, principal
Selected railways
Spot elevation
State boundary
River, perennial
River, non-perennial
Lake, perennial
Lake, non-perennial
Reef
Australian Report Map
© copyright Commonwealth of Australia
(Geoscience Australia) 1995
INDONESIA
PAPUA NEW GUINEA
SOLOMON ISLANDS
INDIAN OCEAN
SOUTH PACIFIC OCEAN
SOUTHERN OCEAN
TIMOR SEA
ARAFURA SEA
TORRES STRAIT
GULF OF CARPENTARIA
CORAL SEA
TASMAN SEA
BASS STRAIT
GREAT AUSTRALIAN BIGHT
NORTHERN TERRITORY
QUEENSLAND
WESTERN AUSTRALIA
SOUTH AUSTRALIA
NEW SOUTH WALES
VICTORIA
ACT
TASMANIA
CAPE YORK PENINSULA
ARNHEM LAND
KIMBERLEY
PILBARA
GREAT SANDY DESERT
TANAMI DESERT
GIBSON DESERT
SIMPSON DESERT
GREAT VICTORIA DESERT
NULLARBOR PLAIN
GREAT DIVIDING RANGE
GREAT BARRIER REEF
Tropic of Capricorn
Darwin
Alice Springs
Tennant Creek
Kalgoorlie-Boulder
PERTH
Geraldton
Bunbury
Albany
Esperance
Broome
Port Hedland
Karratha
Carnarvon
Newman
Meekatharra
Port Augusta
Whyalla
Port Lincoln
ADELAIDE
Mount Gambier
Mildura
Broken Hill
MELBOURNE
GEELONG
CANBERRA
SYDNEY
WOLLONGONG
NEWCASTLE
CENTRAL COAST
BRISBANE
GOLD COAST
Tweed Heads
Coffs Harbour
Port Macquarie
Tamworth
Toowoomba
Rockhampton
Mackay
TOWNSVILLE
Cairns
Mount Isa
Longreach
Charleville
Weipa
HOBART
Launceston
Devonport
Burnie
Kangaroo I
King I
Flinders I
Lord Howe I
Groote Eylandt
Melville I
Bathurst I
L Eyre North
L Eyre South
L Torrens
L Gairdner
L Frome
L Mackay
L Amadeus
L Disappointment
L Carnegie
Mt Woodroffe 1435
Mt Zeil 1531
Uluru 867
Mt Ord 937
Mt Meharry 1251
St Mary Peak 1170
Mt Kosciuszko 2228
Shark Bay
Hervey Bay
Fraser I
Joseph Bonaparte Gulf

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Commonwealth of Australia's Annual Report on Form 18-K ("Annual Report") under the U.S. Securities Exchange Act of 1934 for the fiscal year ended 30 June 2009. All amendments to such Annual Report filed by the Commonwealth of Australia on Form 18-K/A following the date hereof shall be incorporated by reference into this document. Any statement contained herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

i

TABLE OF CONTENTS

Page

INCORPORATION OF DOCUMENTS BY REFERENCE	i
ABOUT THIS DESCRIPTION OF THE COMMONWEALTH OF AUSTRALIA	iii
Official Documents	iii
Forward-Looking Statements	iii
Presentation of Financial and Other Information	iv
Certain Defined Terms and Conventions	v
THE COMMONWEALTH OF AUSTRALIA	1
Population and Geography of Australia	1
Form of Government	2
THE AUSTRALIAN ECONOMY	5
Overview	5
Domestic Economic Conditions	6
ECONOMIC OUTLOOK	12
Commonwealth Responses to the Global Financial Crisis	12
Forecasts for the Australian Economy	13
Methodology for Medium-Term Economic Projections	16
MAJOR INDUSTRIES	17
EXTERNAL TRADE AND BALANCE OF PAYMENTS	25
Merchandise Trade	25
Balance of Payments	27
Changes in Official Reserve Assets	28
Exchange Rate	29
Foreign Investment Policy	31
Foreign Financial Relations	31
CURRENCY, MONETARY AND BANKING SYSTEM	33
Australian Currency	33
Monetary Conditions	33
Regulation of the Financial System	34
The Financial System Regulatory Regime	40
GOVERNMENT FINANCE	42
Federal Government Budget	42
Commonwealth Investment in the National Broadband Network	46
Pensions and Superannuation	47
Paid Parental Leave	47
Taxation	48
Commonwealth-State Financial Relations	53
Domestic Issuance of Government Bonds	54
Guarantees and Other Contingent Liabilities	55
PUBLIC DEBT	60
Debt Record	62
Credit Ratings	62

ABOUT THIS DESCRIPTION OF THE COMMONWEALTH OF AUSTRALIA

Official Documents

Certain financial and statistical information contained in this Description of the Commonwealth of Australia has been derived from official Australian Government sources, including:

•
the 2009-10 Commonwealth Budget dated 12 May 2009, which we refer to as the "2009-10 Budget" (included as Exhibit C to the Commonwealth of Australia's Annual Report on Form 18-K for the fiscal year ended 30 June 2009 filed with the Commission on 24 November 2009 and available at http://www.budget.gov.au) and the 2008-09 Commonwealth Budget dated 13 May 2008, which we refer to as the "2008-09 Budget" (available at http://www.budget.gov.au/2008-09/);

•
the Mid-Year Economic and Fiscal Outlook 2009-10 Statement released on 2 November 2009, which we refer to as the "2009-10 MYEFO" (included as Exhibit F to the Commonwealth of Australia's Annual Report on Form 18-K for the fiscal year ended 30 June 2009 filed with the Commission on 24 November 2009 and available at http://www.budget.gov.au/2009-10/content/myefo/html/index.htm) and the Mid-Year Economic and Fiscal Outlook 2008-09 Statement released on 5 November 2008, which we refer to as the "2008-09 MYEFO" (available at http://www.budget.gov.au/2008-09/content/myefo/html/index.htm);

•
the February 2009 Updated Economic and Fiscal Outlook Statement released on 3 February 2009, which we refer to as the "2009 UEFO" (available at http://www.budget.gov.au/2008-09/content/uefo/html/index.htm); and

•
the Final Budget Outcome 2006-07 released on 28 September 2007, which we refer to as the "Final Budget Outcome 2006-07" (available at http://www.budget.gov.au/2006-07/fbo/html/index.htm), the Final Budget Outcome 2007-08 released on 26 September 2008, which we refer to as the "Final Budget Outcome 2007-08" (available at http://www.budget.gov.au/2007-08/fbo/html/index.htm) and the Final Budget Outcome 2008-09 released on 29 September 2009, which we refer to as the "Final Budget Outcome 2008-09" (included as Exhibit E to the Commonwealth of Australia's Annual Report on Form 18-K for the fiscal year ended 30 June 2009 filed with the Commission on 24 November 2009 and available at http://www.budget.gov.au/2008-09/fbo/html/index.htm).

Information available on the websites referenced above is not incorporated by reference in this Description of the Commonwealth of Australia.

The address of the Commonwealth of Australia is c/o The Treasury of the Commonwealth of Australia, Treasury Building, Langton Crescent, Parkes ACT 2600, Australia, and its phone number is +61 2 6263 2111.

Forward-Looking Statements

This Description of the Commonwealth of Australia contains forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms 'believes', 'forecasts', 'estimates', 'projects', 'expects', 'intends', 'may', 'will', 'seeks', 'would', 'could' or 'should' or, in each case, their negative or other variations or comparable terminology, or in relation to discussions of forecasts, policies, strategy, plans, objectives, goals, future events or intentions.

Forward-looking statements are statements that are not historical facts, including statements about the Commonwealth of Australia's beliefs and expectations. These statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. Although the Australian Government believes that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement.  Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward looking statements include:

•	the international economy, and in particular the rates of growth (or contraction) of Australia's major trading partners;

•	the effects of the global financial crisis;

•	changes in commodity prices and/or global demand for Australia's major export commodities;

•	increases or decreases in international and domestic interest rates;

•	increases or decreases in domestic consumption;

•	increases or decreases in Australia's labour force participation and productivity;

•	exchange rate fluctuations; and

•	increases or decreases in Australia's rate of inflation.

Presentation of Financial and Other Information

The fiscal year of the Commonwealth of Australia is 1 July to 30 June.  Annual information presented in this Description of the Commonwealth of Australia is based on fiscal years, unless otherwise indicated.  In this Description of the Commonwealth of Australia, the fiscal year beginning on 1 July 2008 and ending on 30 June 2009 is referred to as "2008-09" and previous and subsequent fiscal years are referred to using the same convention.

Any discrepancies between totals and sums of components in this Description of the Commonwealth of Australia are due to rounding.

Statistical information reported herein has been derived from official publications of, and information supplied by, a number of departments and agencies of the Commonwealth of Australia, including the Treasury of the Commonwealth of Australia, the Department of Finance and Deregulation, the Reserve Bank of Australia (the "RBA") and the Australian Bureau of Statistics ("ABS").  Some statistical information has also been derived from information publicly made available by the International Monetary Fund (the "IMF") and the Organisation for Economic Co-operation and Development (the "OECD").  Similar statistics may be obtainable from other sources, but the underlying assumptions, methodology and, consequently, the resulting data may vary from source to source.  In addition, statistics and data published by a department or agency of the Commonwealth of Australia may differ from similar statistics and data produced by other departments or agencies due to differing underlying assumptions or methodology.  Certain historical statistical information contained in this Description of the Commonwealth of Australia is based on estimates that the Commonwealth of Australia and/or its departments or agencies believe to be based on reasonable assumptions.  The Commonwealth of Australia's official financial and economic statistics are subject to review as part of a regular confirmation process. Accordingly, financial and economic information may be subsequently adjusted or revised. While the Australian Government does not expect revisions to be material, no assurance can be given that material changes will not be made.  The Commonwealth of Australia adheres to the IMF's Special Data Dissemination Standards, which guide members in the dissemination of economic and financial data to the public.

As required by Form 18-K, the Commonwealth's most recent budget is filed as an exhibit to the accompanying annual report.  In addition, other Australian Government budgetary papers may from time to time be filed as exhibits to amendments to this annual report or subsequent annual reports from time to time.  Those budgetary papers contain forward-looking statements that are not historical facts, including statements about the Australian Government's beliefs and expectations for the forthcoming budget period. Those statements are or will be based on plans, estimates and projections that are current only as of the original date of release by the Australian Government of those budgetary papers and speak only as of the date they are so made.  The information included in those budgetary papers may also have changed since that date.  In addition, these budgets are prepared for government planning purposes, not as future predictions, and actual results may differ and have in fact differed, in some cases materially, from results contemplated by the budgets.  Therefore, you should not rely on the information in those budgetary papers.

The fiscal aggregates in the Federal budget are underpinned by a set of forward estimates consisting of short-term economic forecasts and projections based on medium-term assumptions.  In the budget, the Australian Government usually presents two years of economic forecasts and an additional three years of projections.  The forecasts are based on detailed assessments of different sectors of the economy derived from the most recent data outturns, forecasting models and information gathered from business liaison.  Forecasts for the various sectors of the economy are brought together to form a coherent set of forecasts for the macroeconomy.  Projections are used in the latter years and are based on long run averages of broad economic aggregates.

In the 2009-10 Budget, two key changes were made to this methodology.  In the 2009-10 Budget, the forecast period was extended by one year.  As such, 2010-11 was first forecast at the 2009-10 Budget, rather than at the 2009-10 MYEFO.  Second, GDP was assumed to grow above (rather than at) trend in the two projection years.  For further information regarding these changes, see "Economic Outlook—Methodology for Medium-Term Economic Projections" in this Description of the Commonwealth of Australia.

References in this Description of the Commonwealth of Australia to "Australian dollars," "A$," "dollars" or "$" are to the lawful currency of the Commonwealth of Australia and references in this Description of the Commonwealth of Australia to "U.S. dollars" or "US$" are to the lawful currency of the United States.

References in this Description of the Commonwealth of Australia to statutes followed by "(Cth)" are to legislation enacted by the Federal Parliament of the Commonwealth of Australia.

Certain Defined Terms and Conventions

The terms set forth below have the following meanings for purposes of this Description of the Commonwealth of Australia:

ADI	is short for Authorised Deposit-taking Institution.
APRA	means the Australian Prudential Regulation Authority.
ASIC	refers to the Australian Securities and Investments Commission.
Authorised Deposit-taking Institution	means a body corporate that has been granted authority by APRA to carry on banking business in Australia (under section 9 of the Banking Act 1959 (Cth)).
Basic price
refers to the amount receivable by the producer from the purchaser for a unit of a good or service produced as output, minus any tax payable plus any subsidy receivable on that unit as a consequence of its production or sale; it excludes any transport charges invoiced separately by the producer.

Balance of payments	refers to the total of all of the amounts transacted between residents of Australia and residents of the rest of the world (non-residents) over a specific period of time.
Capital account
records the values of the non-financial assets that are acquired, or disposed of, by resident institutional units by engaging in transactions, and shows the change in net worth due to saving and capital transfers or internal bookkeeping transactions linked to production (changes in inventories and consumption of fixed capital).

Chain volume measures
refers to measures derived by linking together (compounding) movements in volumes, calculated using the average prices of the previous fiscal year, and applying the compounded movements to the current price estimates of the reference year.  Chain volume measures were introduced in the national accounts in 1998 because, by annually rebasing, they provide price relativities that reflect the current situation, thereby providing better real estimates than constant price measures, especially in times of rapidly changing relative prices.

v

Consumer price index (or headline rate of inflation)
measures quarterly changes in the price of a 'basket' of goods and services which account for a high proportion of expenditure by the CPI population group (i.e., metropolitan households) and is commonly referred to as the headline rate of inflation.

Current account
includes the balance of trade (exports of goods and services minus imports of goods and services), net factor income (income earned by Australia from the rest of the world minus income earned by the rest of the world from Australia) and net transfer payments (including, for example, net outflows of foreign aid payments). The current account excludes capital transfers.

Current prices
refers to estimates valued at the prices of the period to which the observation relates. For example, estimates for 2002–03 are valued using 2002–03 prices. This contrasts to chain volume measures where the prices used in valuation refer to the prices of the previous year.

Fiscal year	means each year commencing 1 July and ending 30 June.
Foreign ADI
means a foreign corporation authorised to carry on banking business in a foreign country that has been granted authority by APRA to carry on banking business in Australia (under section 9 of the Banking Act 1959 (Cth)).

Free on board (or f.o.b.)
The value of goods measured on a free on board basis includes all production and other costs incurred up until the goods are placed on board the international carrier for export. Free on board values exclude international insurance and transport costs. They include the value of the outside packaging in which the product is wrapped, but do not include the value of the international freight containers used for transporting the goods.

Gross domestic product (or GDP)
means the total market value of goods and services produced in Australia within a given period after deducting the cost of goods and services used up in the process of production but before deducting allowances for the consumption of fixed capital.

GDP per capita	means the ratio of the chain volume estimate of GDP to an estimate of the resident Australian population.
Gross national income	(formerly gross national product) refers to the aggregate value of gross primary incomes for all institutional sectors, including net primary income receivable from non-residents.
Gross value added	means the value of output at basic prices minus the value of intermediate consumption at purchasers' prices.
Household saving ratio
refers to the ratio of household net saving (calculated as household net disposable income less household final consumption expenditure) to household net disposable income (calculated as household gross disposable income less household consumption of fixed capital).

IMF	means the International Monetary Fund.
Implicit price deflator	is obtained by dividing a current price value by its real counterpart (the chain volume measure).
Inflation	refers to a continuous upward movement in the general level of prices.
Labour force	means, for any group, persons who were employed or unemployed.
National net savings	is calculated as national net disposable income less final consumption expenditure.
Net domestic product	is calculated as GDP less consumption of fixed capital.
Net worth	represents the difference between the stock of assets (both financial and non-financial) and the stock of liabilities. Because it is derived residually, it can be negative.
OECD	means the Organisation for Economic Co-operation and Development.

Participation rate	means, for any group, the labour force expressed as a percentage of the civilian population aged 15 years and over in the same group.
RBA	means the Reserve Bank of Australia.
Real gross domestic income
is calculated by:
•      taking the volume measure of gross national expenditure;
•      adding exports of goods and services at current prices deflated by the implicit price deflator for imports of goods and services;
•      deducting the volume measure of imports of goods and services; and
•      adding the current price statistical discrepancy for GDP, deflated by the implicit price deflator for GDP.

Real gross national income	is calculated by adjusting real gross domestic income for the real impact of primary income flows (property income and labour income) to and from overseas.
Real net national disposable income
is calculated by:
•      taking real gross domestic income;
•      deducting real incomes payable to the rest of the world;
•      adding real incomes receivable from the rest of the world; and
•      deducting the volume measure of consumption of fixed capital.
Real incomes payable and receivable are calculated by dividing the nominal income flows by the implicit price deflator for gross national expenditure.

Real	means adjusted for the effects of inflation.
Seasonal adjustment	involves estimation of seasonal factors in data and adjustment of the data to remove the seasonal effect.
Total gross fixed capital formation
refers to expenditure on new fixed assets plus expenditure on second-hand fixed assets, whether for additions or replacements (but not including repairs), where fixed assets are produced assets that are used repeatedly or continuously in production processes for more than one year. It includes capital formation undertaken by government, public corporations and the private sector.

Unemployment rate	means, for any group, the number of unemployed persons expressed as a percentage of the labour force in the same group.

THE COMMONWEALTH OF AUSTRALIA

Population and Geography of Australia

Australia is located in the Southern Hemisphere. Excluding its external Territories, Australia has an area of nearly 7.7 million square kilometres. It is the world's sixth largest nation after Russia, Canada, China, the United States and Brazil.  The major portion of Australia's population lives in the eastern and southern coastal regions.  The vast central area of Australia is arid and largely unsuitable for agriculture.  A map showing Australia's States and Territories, major cities and principal geographic features is included on the page following the cover page of this Description of the Commonwealth of Australia.

The preliminary estimated resident population of Australia at 31 March 2009 was 21,779,000 persons.  This was an increase of 439,100 persons (2.1%) since 31 March 2008 and 135,100 persons since 31 December 2008.

The preliminary estimated resident populations of the six States, the Australian Capital Territory and Northern Territory at 31 March 2009 were as follows.

Table 1:  Preliminary estimated resident population of States and Territories
State / Territory	Population (as at 31 March 2009)
New South Wales	7,076,456
Victoria	5,402,594
Queensland	4,380,383
Western Australia	2,224,255
South Australia	1,618,172
Tasmania	501,802
Australian Capital Territory	223,079
Northern Territory	349,948
Source: ABS Catalogue No. 3101.0.

The majority of the population lives in the metropolitan areas of the capital cities of the six States, and in Canberra, the national capital.

The growth of Australia's population has two components: natural increase (the number of births minus the number of deaths) and net overseas migration.

Preliminary natural increase for the year ended 31 March 2009 was estimated to be 160,800 persons, an increase of 15.2% (or 21,200 persons) on the natural increase for the year ended 31 March 2008 (139,700 persons).  The preliminary estimate for births during the year ended 31 March 2009 (304,500) was 8.2% higher than the figure for the year ended 31 March 2008 (281,500).  The preliminary estimate for deaths during the year ended 31 March 2009 was 143,700.

For the year ended 31 March 2009, Australia recorded a preliminary net overseas migration ("NOM") estimate of an increase of 278,200 persons. This was the difference between 502,800 overseas arrivals that were added to the population and 224,600 overseas departures that were subtracted from the population. Australia's current migration program allows people from any country to apply to migrate to Australia, regardless of their ethnicity, culture, religion or language, provided that they meet the criteria set out in law. The Australian Government views Australia's cultural diversity as a source of both social and economic wealth.  The contribution made to population growth by NOM (63.4%) was higher than that of natural increase (36.6%).

The following table sets forth the estimated resident population of Australia by age group as of 30 June 2008:

Table 2:  Preliminary estimated resident population by age group
Age group	Population (as at 30 June 2008)
(years)	Males	Females
0-4	706,327	668,940
5-9	690,749	657,446
10-14	719,870	682,444
15-19	756,525	714,624
20-24	782,998	747,592
25-29	765,653	747,311
30-34	736,174	736,811
35-39	793,960	804,385
40-44	753,754	762,108
45-49	767,881	782,493
50-54	698,566	710,864
55-59	638,512	646,402
60-64	564,133	563,262
65-69	412,038	420,058
70-74	319,681	343,766
75-79	253,654	296,495
80-84	178,488	245,372
85-89	89,123	155,725
90-94	26,708	64,434
95-99	5,463	17,862
100 and over	660	2,470
All ages	10,660,917	10,770,864
Source: ABS Catalogue No. 3101.0.

Australia's current total fertility rate (the average number of babies that a woman could expect to bear during her reproductive lifetime, assuming current age-specific fertility rates apply), is 1.935 births per woman in the year ended 30 June 2008, a rate higher than the fertility rates in many OECD countries, including Italy, Germany, Japan and Canada, and higher than the OECD average of 1.65 in 2006.  However, Australia's current total fertility rate is below those for New Zealand (2.01 in 2006) and the United States (2.1 in 2006). Based on recent age-specific fertility trends, Australia's total fertility rate is projected to increase initially, then to fall slowly to 1.7 by 2047.

Average Australian mortality rates have fallen strongly over the past century. As a consequence, life expectancies have risen for both men and women. Falling mortality rates add to population growth and imply a higher proportion of aged people in the population.  Mortality rates are falling across all age groups and this trend is projected to continue for at least the next four decades.

Australia's NOM helps to reduce population ageing. However, falling fertility and mortality rates are projected to lead to an overall rise in the average age of the population.  The pace of ageing of the population is projected to quicken after 2010, as the baby boomer generation starts to reach age 65.  While many OECD countries share Australia's demographic challenges, Australia is in a stronger position to meet them than most.

Form of Government

The Commonwealth of Australia was formed as a federal union on 1 January 1901 when the six former British colonies - now the six States of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania - were united in a 'Federal Commonwealth' under the authority of the Commonwealth of Australia Constitution Act enacted by the British Parliament.  In addition to the States, there are ten Territories consisting of the Australian Capital Territory, which contains the national capital (Canberra), the Northern Territory, Norfolk Island, the Ashmore and Cartier Islands, the Australian Antarctic Territory, Christmas Island, the Cocos (Keeling) Islands, the Coral Sea Islands, the Jervis Bay Territory and the Territory of Heard Island and McDonald Islands.  The Northern Territory, the Australian Capital Territory and Norfolk Island have been granted forms of self-government.  The remaining Territories are administered by the Commonwealth Government.

Federal legislative powers in Australia are vested in the Federal Parliament (the "Parliament"), which consists of the Queen as head of state, the Senate and the House of Representatives.  The Governor-General represents the Queen throughout Australia.  The Senate and the House of Representatives are both elected by the compulsory vote of all eligible persons (generally, Australian citizens aged 18 years and older).  Twelve senators are elected from each of the six States for a term of six years; half the senators from each State are elected every third year.  In addition, two senators are elected from each of the Australian Capital Territory and the Northern Territory and hold office until the next general election of the House of Representatives.  The House of Representatives consists of 150 members, each elected for a term not exceeding three years.  Each State's representation in the House of Representatives is approximately proportionate to its population.  This representation is reviewed during the life of every Parliament in response to population shifts.  In accordance with established practice, the election for members of the Senate is usually held on the same date as the election for members of the House of Representatives.  Under certain circumstances the Governor-General may simultaneously dissolve the Senate and the House of Representatives.

The Senate has equal power with the House of Representatives except in relation to laws appropriating money or imposing taxes, which must originate in the House of Representatives.  Laws imposing taxes and laws appropriating money for the ordinary annual services of the Government may not be amended by the Senate, but may be rejected or returned by the Senate to the House of Representatives with a request for amendment.  Any member of the House of Representatives or the Senate may introduce a proposed law (a "bill").  To become law, bills must be passed by both the House of Representatives and the Senate.

Under the Constitution, the Parliament is empowered to make laws on certain specified matters such as defence, external affairs, interstate and overseas trade and commerce, foreign corporations and trading or financial corporations formed within the limits of Australia, borrowing money, taxation (including customs and excise taxes), postal, telegraphic and telephonic services, currency and banking, insurance, immigration, pensions and social services.  Some of these powers are given to the Parliament to the exclusion of the State Parliaments.  Other powers are exercised by the Parliament concurrently with the State Parliaments, but any legislation within the limits of its powers enacted by the Parliament prevails over any inconsistent laws of the States.  Powers not conferred on the Parliament remain with the States, subject to certain Constitutional limitations.

The executive power of the Commonwealth of Australia under the Constitution is formally vested in the Queen and is exercisable by the Governor-General as the Queen's representative.  There is a Federal Executive Council to advise the Governor-General.  This Council is composed of the Prime Minister and other Federal Ministers.  These Ministers are members of either the House of Representatives or the Senate and generally belong to the party or coalition of parties which has a majority in the House of Representatives.  Such Ministers form the Government with the practical result that executive power is exercised by the Prime Minister and the other Ministers.

The major Australian political parties are the Australian Labor Party, the Liberal Party of Australia and the Nationals.  Minor parties include the Australian Greens, the Family First Party and the Country Liberal Party. From March 1996 to November 2007, the Government was formed by a coalition of the Liberal Party of Australia and the Nationals.  A Federal election was held on 24 November 2007, following which the Australian Labor Party won a majority of the seats in the House of Representatives and became the Government, with the Hon. Kevin Rudd MP being elected as Prime Minister.

The following tables show the composition of the House of Representatives and the Senate as at 31 October 2009.

Table 3:  House of Representatives composition
Australian Labor Party	83
Liberal Party of Australia	53	(a)
The Nationals	9
Independents	3
Total	148	(a)
(a)	By-elections for the seats of Bradfield and Higgins will be held on 5 December 2009.

Table 4:  Senate composition
Australian Labor Party	32
Liberal Party of Australia	32
Australian Greens	5
The Nationals	4
Family First Party	1
Country Liberal Party	1
Independents	1
Total	76

Judicial power in Australia is vested in the High Court of Australia, other Federal courts and State and Territory courts.  The High Court is a superior court of record and consists of the Chief Justice and six other Justices who are appointed by the Governor-General following consultations with the States.  The Justices are appointed until they are 70 years of age and can be removed by the Governor-General in Council in certain circumstances on the grounds of misbehaviour or incapacity.  In certain limited matters the High Court has original jurisdiction.  It also has appellate jurisdiction in relation to Federal courts, including the Federal Court of Australia, and the Supreme Court of each State and the Northern Territory and other courts of the States exercising federal jurisdiction.  Appeals from the Supreme Court of a Territory (other than the Northern Territory) may be taken to the Federal Court of Australia.  The common law system, as developed in the United Kingdom, forms the basis of Australian jurisprudence.

THE AUSTRALIAN ECONOMY

Overview

Australia is a stable, culturally diverse and democratic society with a skilled workforce and a strong, competitive economy.  Between 1990-91 and 2008-09, Australia's real economy grew by an average of around 3.4% a year.  Australia's GDP in 2008-09 (in value terms) was just over $1.2 trillion.  The IMF estimates that in 2008 Australia was the world's 18th largest economy by GDP (in purchasing-power-parity terms).  Based on OECD data, Australia's real per capita GDP (in purchasing-power-parity terms) ranked 12th among OECD nations in 2007.

Principal Economic Indicators

The following table sets forth Australia's principal economic indicators for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years.

Table 5: Principal Economic Indicators
	2004-05	2005-06	2006-07	2007-08	2008-09
GDP, Chain Volume Measure (A$ millions) (a)	982,786	1,012,269	1,045,674	1,084,451	1,095,370
Percentage change	2.8	3.0	3.3	3.7	1.0
GDP per capita, Chain Volume Measure (A$) (a)	48,590	49,337	50,160	51,128	50,674
Percentage change	1.6	1.5	1.7	1.9	-0.9
Unemployment Rate (% of labour force) (b)	5.1	4.8	4.3	4.2	5.7
Consumer Price Index (% change) (c)	2.5	4.0	2.1	4.5	1.5
Wage Price Index (% change) (c) (d)	4.0	4.1	4.0	4.2	3.8
Exports, Chain Volume Measure (A$ millions)	203,407	207,886	215,695	224,500	228,526
Percentage change	3.1	2.2	3.8	4.1	1.8
Imports, Chain Volume Measure (A$ millions)	195,124	209,246	228,452	259,977	253,479
Percentage change	12.1	7.2	9.2	13.8	-2.5
Balance of Payments – Current Account (A$ millions)	-56,325	-52,627	-58,529	-72,504	-38,447
Official Reserve Assets at end of period (A$ millions)	56,171	63,814	79,682	35,857	52,309
Commonwealth Government Net Debt (A$ millions)	11,660	-3,743	-29,150	-44,820	-16,148
(a) Reference year for chain volume measures is 2006-07.
(b) As at the June quarter; calculated as an average over the quarter.
(c) Percentage change to the June quarter of each period from the previous June quarter.
(d) Seasonally adjusted.
Source: ABS Catalogue No. 5206.0, 6202.0, 6401.0, 5302.0, 6345.0; Final Budget Outcome 2008-09; Reserve Bank of Australia Bulletin; unpublished ABS and Treasury data.

GDP Growth

Australia's GDP expanded by 1.0% in 2008-09.  Growth in 2008-09 was broadly-based, with total private business investment rising by 6.8%, household consumption expenditure increasing by 1.4% and general government expenditure rising by 3.3%.  In the 2009-10 MYEFO released on 2 November 2009, GDP was forecast to grow by 1½% in 2009-10 and 2¾% in 2010-11.

Major Industries

Australia's major industries include property and business services, manufacturing, mining, finance and insurance and construction. Growth during 2008-09 was recorded in most industries, including agriculture, forestry and fishing (13.2%), electricity, gas and water supply (4.8%), government administration and defence (3.9%), cultural and recreational services (3.0%), construction (2.7%), health and community services (2.2%), mining (2.0%), personal and other services (2.0%), retail trade (1.6%) and education (1.5%).  Several industries contracted during 2008-09, including manufacturing (-4.2%), property and business services (-2.9%) and accommodation, cafes and restaurants (-2.2%).

During 2008-09, the industry accounting for the largest share of gross value added (at basic prices) was property and business services (excluding ownership of dwellings), with a share of 12.7%. Manufacturing was the second largest industry with a share of 10.2%. Prior to 1999-00, manufacturing was the largest industry.

Net Worth

Australia's general government sector net worth, reflecting the difference between total assets and total liabilities, as at 30 June 2009 was $19,721 million, a decrease of $51,444 million since 30 June 2008.  The 2009-10 MYEFO forecast Australia's general government sector net worth to be -$23,043 million in 2009-10 and -$66,501 million in 2010-11.

Budget Balance

A sustained period of government budget surpluses in the years prior to 2008-09 enabled the Australian Government to retire large amounts of government debt. Net debt was eliminated for the Australian Government during the year ended 30 June 2006.  The Australian Government general government sector net debt for 2008-09 was -$16.1 billion (-1.3% of GDP).  The 2009-10 MYEFO projected net debt to increase to 9.4% of GDP in 2012-13.

The Australian Government's underlying cash deficit was $27.1 billion (-2.3% of GDP) in 2008-09. In the 2009-10 MYEFO, Government budget underlying cash deficits of $57.7 billion (-4.7% of GDP) and $46.6 billion (-3.6% of GDP) were forecast for 2009-10 and 2010-11, respectively, and underlying cash deficits of $31.2 billion (-2.3% of GDP) and $15.9 billion (-1.1% of GDP) were projected for 2011-12 and 2012-13, respectively.

Trade

Australia's total trade in goods and services totalled $565.6 billion in 2008-09, and accounted for around 1.1% of world trade in 2007.  Australia's largest trading partners in 2008 were Japan, China, the United States, Singapore and the United Kingdom.

Domestic Economic Conditions

Gross Domestic Product

The following table shows chain volume GDP and related measures, real income measures and current price measures for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years.

Table 6:  Key National Accounts Aggregates
	2004-05	2005-06	2006-07	2007-08	2008-09
Chain volume GDP and related measures(a)
GDP (A$ millions)	982,786	1,012,269	1,045,674	1,084,451	1,095,370
GDP per capita (A$)	48,590	49,337	50,160	51,128	50,674
GDP market sector (A$ millions)	633,888	651,619	674,897	702,653	705,381
Net domestic product (A$ millions)	840,207	861,421	886,572	916,000	917,549

Real income measures(a)
Real gross domestic income (A$ millions)	953,993	1,000,494	1,045,674	1,096,053	1,125,266
Real gross national income (A$ millions)	918,588	961,778	1,000,241	1,048,584	1,084,911
Real net national disposable income (A$ millions)	775,377	810,161	840,800	880,251	907,040
Real net national disposable income per capita (A$)	38,335	39,486	40,333	41,501	41,962

Current price measures
GDP (A$ millions)	897,642	967,454	1,045,674	1,132,464	1,201,959
GDP per capita (A$)	44,380	47,152	50,160	53,392	55,605
Gross national income (A$ millions)	864,309	929,998	1,000,241	1,085,242	1,151,149
National net saving (A$ millions)	45,486	62,624	69,673	83,083	84,925
Household saving ratio	-2.1	0	2.0	0.7	3.6
Notes:	– = nil or rounded to zero.
(a)	Reference year for chain volume measures and real income measures is 2006-07.
Source: ABS Catalogue No. 5206.0.

Following a fall in GDP in volume terms in 1990-91 and a flat result in 1991-92, Australia experienced 17 years of consecutive growth. In 2008-09, GDP increased by 1.0%, while GDP per capita decreased by 0.9% (chain volume measures).  The 2009-10 MYEFO forecast GDP to grow by 1½% in 2009-10 and 2¾% in 2010-11.

The table below details the expenditure components of GDP on a chain volume measurement basis for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years.

Table 7:  Expenditure Components of Gross Domestic Product (Chain Volume Measures(a))
	2004-05	2005-06	2006-07	2007-08	2008-09
			(A$ millions)
Final consumption expenditure
General government
National—defence	16,762	16,854	17,202	17,959	19,706
National—non-defence	53,926	54,835	57,156	58,826	58,701
Total national	70,687	71,691	74,358	76,786	78,408
State and local	105,758	109,150	111,846	115,825	120,556
Total general government	176,446	180,840	186,203	192,611	198,964
Households	548,045	562,258	584,924	608,428	617,114
Total final consumption expenditure	724,464	743,075	771,127	801,039	816,078

Private gross fixed capital formation
Private business investment
Machinery and equipment
New	66,921	77,007	79,487	92,212	96,968
Net purchases of second hand assets	-2,856	-3,551	-3,969	-3,620	-3,829
Total machinery and equipment	64,077	73,460	75,518	88,592	93,139

Non-dwelling construction
New building	28,535	31,847	34,601	39,081	39,168
New engineering construction	21,136	27,749	32,440	35,583	41,125
Net purchases of second hand assets	-958	-642	-1,286	-478	-318
Total non-dwelling construction	48,781	58,993	65,755	74,187	79,975

Livestock	2,617	2,658	1,867	1,815	2,108
Intangible fixed assets
Computer software	7,982	8,411	9,247	10,790	12,110
Mineral and petroleum exploration	2,335	2,641	3,940	5,084	5,430
Artistic originals	522	558	601	646	687
Total intangible fixed assets	10,921	11,671	13,788	16,520	18,227

Total private business investment	126,875	147,012	156,928	181,115	193,448

Dwellings
New and used dwellings	35,812	33,873	33,881	34,193	34,033
Alterations and additions	29,849	28,989	30,165	30,946	29,849
Total dwellings	65,656	62,860	64,046	65,139	63,882

Ownership transfer costs	17,733	18,134	17,973	18,017	15,263
Total private gross fixed capital formation	209,561	227,867	238,948	264,271	272,593

Public gross fixed capital formation
Public corporations
Commonwealth	3,678	4,409	2,326	1,015	1,231
State and local	11,880	14,044	16,430	18,920	21,163
Total public corporations	15,660	18,579	18,756	19,935	22,394

	2004-05	2005-06	2006-07	2007-08	2008-09
			(A$ millions)
General government
National—defence	1,606	1,701	3,077	2,846	2,569
National—non-defence	3,239	4,011	3,588	3,893	3,900
Total national	4,829	5,685	6,666	6,739	6,469

State and local	18,246	18,072	20,337	21,992	24,759
Total general government	23,056	23,784	27,003	28,731	31,229

Total public gross fixed capital formation	38,400	42,042	45,758	48,666	53,622

Total gross fixed capital formation	247,993	269,932	284,705	312,937	326,215

Domestic final demand	972,576	1,013,019	1,055,832	1,113,976	1,142,293

Changes in inventories
Private non-farm	5,959	1,429	2,923	4,833	-6,236
Farm	189	535	-327	1,166	-137
Public authorities	-75	346	56	-883	-2,531
Total changes in inventories	6,102	2,298	2,652	5,114	-8,898

Gross national expenditure	977,626	1,014,996	1,058,484	1,119,091	1,133,395

Exports of goods and services	203,407	207,886	215,695	224,500	228,526
less Imports of goods and services	195,124	209,246	228,452	259,977	253,479
Statistical discrepancy	0	0	0	837	-13,072

Gross domestic product	982,786	1,012,269	1,045,674	1,084,451	1,095,370
(a)	Reference year for chain volume measures is 2006-07.
Source: ABS Catalogue No. 5206.0.

Total private business investment increased by 6.8% and contributed 1.1% to GDP growth in 2008-09.  Investment in non-dwelling construction and machinery and equipment increased 7.8% and 5.1%, respectively, and contributed 0.5% and 0.4% to growth in GDP in 2008-09, respectively.

Household final consumption expenditure increased 1.4% and contributed 0.8% to GDP growth in 2008-09. Within household final consumption expenditure, rent and other dwelling services (up 2.4% over 2007-08) and food (up 2.3% over 2007-08) were the largest contributors to GDP growth in 2008-09.

General government expenditure increased by 3.3% and contributed 0.6% to GDP growth in 2008-09.

From an industry perspective, growth during 2008-09 was recorded in most industries, including agriculture, forestry and fishing (13.2%), electricity, gas and water supply (4.8%), government administration and defence (3.9%), cultural and recreational services (3.0%), construction (2.7%), health and community services (2.2%), mining (2.0%), personal and other services (2.0%), retail trade (1.6%) and education (1.5%).  Several industries contracted during 2008-09, including manufacturing (-4.2%), property and business services (-2.9%) and accommodation, cafes and restaurants (-2.2%).

The following table identifies the income components of GDP on a current price basis for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years.

Table 8:  Income Components of Gross Domestic Product (Current Prices)
	2004-05	2005-06	2006-07	2007-08	2008-09
			(A$ millions)
Compensation of employees
Wages and salaries	383,856	412,808	445,206	479,144	505,908
Employers' social contributions(a)	47,256	51,709	55,805	59,876	63,164
Total compensation of employees	431,112	464,517	501,011	539,020	569,072

Gross operating surplus
Non-financial corporations
Private non-financial corporations	156,486	178,180	199,494	220,374	241,217
Public non-financial corporations	20,951	20,655	16,551	15,563	13,374
Total non-financial corporations	177,437	198,835	216,045	235,937	254,591

Financial corporations	26,580	28,266	30,408	32,454	33,597
Total corporations	204,017	227,101	246,453	268,391	288,188

General government	15,645	16,771	17,938	19,252	20,637
Dwellings owned by persons	64,805	68,545	74,236	86,273	96,561
Total gross operating surplus	284,467	312,417	338,626	373,917	405,386

Gross mixed income	80,260	83,064	93,151	98,645	100,015

Total factor income	795,839	859,998	932,788	1,011,582	1,074,473

Taxes less subsidies on production and imports	101,800	107,458	112,886	122,261	120,288
Statistical discrepancy	0	0	0	-1,379	7,199

Gross domestic product	897,642	967,454	1,045,674	1,132,464	1,201,959
(a)	Includes contributions to superannuation made by employers and payments of workers' compensation premiums.
Source: ABS Catalogue No. 5206.0.

For the income components of GDP in 2008-09, there was growth in compensation of employees of 5.6% and growth in gross operating surplus ("GOS") of 8.4%. The growth in GOS in 2008-09 was driven by growth in private non-financial corporations GOS (9.5%) and growth in dwellings owned by persons (11.9%).

Prices

Headline inflation was 1.5% through the year to the June quarter 2009, down from 2.5% through the year to the March quarter 2009 and 3.7% through the year to the December quarter 2008.  This represents the lowest annual inflation in ten years.  Over the year to the June quarter 2009, the increase in prices was mainly due to increases in the prices of housing, food and alcohol and tobacco, partially offset by falls in the prices of transportation and financial and insurance services.  For further information about the Reserve Bank of Australia's medium-term inflation target, see "Currency, Monetary and Banking System—Monetary Conditions" in this Description of the Commonwealth of Australia.

The following table details the through the year change for the consumer price index and the implicit price deflator for non-farm gross domestic product to the final (June) quarter of each of the fiscal years 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09.

The implicit price deflator for non-farm gross domestic product corresponds to a broader set of prices in the economy than the consumer price index, including non-consumption goods and services such as those used by businesses, and exports.

Table 9:  Prices
All Groups Consumer Price Index (original)	Implicit Price Deflator for Non-farm Gross Domestic Product (seasonally adjusted)
	(Percentage change through the year)
Year (a):
2004-05	2.5	4.6
2005-06	4.0	4.3
2006-07	2.1	3.9
2007-08	4.5	6.5
2008-09	1.5	0.4
(a)	Percentage change to the June quarter of each period from the previous June quarter.
Source: ABS Catalogue No. 6401.0, 5206.0; unpublished ABS and Treasury data.

Wages

The preferred measure of wages in Australia is the wage price index, which measures changes in the price of a unit of labour unaffected by changes in the quality or quantity of work performed.

Annual wages growth has been elevated since the beginning of 2005 but has remained below 4½% throughout this period.  This is despite the fact that wage growth has been strong in industries (mining and construction) and states (Western Australia and Queensland) associated with the resources boom.

The following table details the through the year change for the wage price index to the final (June) quarter of each of the fiscal years 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09.

Table 10:  Wages
Wage Price Index
(Percentage change through the year, seasonally adjusted)
Year (a):
2004-05	4.0
2005-06	4.1
2006-07	4.0
2007-08	4.2
2008-09	3.8
(a)	Percentage change to the June quarter of each period from the previous June quarter.
Source: ABS Catalogue No. 6345.0.

In line with the easing in labour market conditions, wages growth is expected to slow gradually.  The 2009-10 MYEFO forecast growth in the Wage Price Index to moderate to 3¼% through the year to the June quarter 2010 before rising modestly to 3½% through the year to the June quarter 2011.

Labour market

Although labour market deterioration was more subdued than expected in 2008-09, underlying weakness remained with large falls in full-time employment and hours worked. The unemployment rate in 2008-09 was 0.7% higher than in 2007-08.  The participation rate hovered slightly below record highs, at 65.4% over the four quarters of 2008-09.  The participation rate refers to the labour force expressed as a percentage of the civilian population aged 15 years and over.

The following table identifies key labour force statistics as at the June quarter in each of the referenced years.

Table 11:  Labour force statistics(a)
	June quarter 2005	June quarter 2006	June quarter 2007	June quarter 2008	June quarter 2009
Total Employment ('000)	9,983	10,211	10,515	10,770	10,778
Total Unemployment ('000)	532	519	471	475	647
Unemployment Rate (%)	5.1	4.8	4.3	4.2	5.7
(a) As at the June quarter; calculated as an average over the quarter.
Source:  ABS Catalogue No. 6202.0.

The global financial crisis has impacted on Australia's growth prospects, with adverse consequences for the labour market.  Australia's labour market conditions are expected to weaken in line with the slowdown in the domestic economy.

The 2009-10 MYEFO forecast employment to grow by ¼% through the year to the June quarter 2010 and 1½% through the year to the June quarter 2011. This would see the unemployment rate rise to a peak of 6¾% by the June quarter 2010, and then ease somewhat to 6½% by the June quarter 2011. After reaching all-time highs in 2008, at the time of the release of the 2009-10 MYEFO on 2 November 2009, the participation rate was beginning to moderate, although somewhat less sharply than envisaged at the time of the release of the 2009-10 Budget on 12 May 2009. The 2009-10 MYEFO forecast modest falls in the participation rate, with the rate averaging around 65% during 2009-10 and 2010-11.  This represents a smaller drop than previously forecast, reflecting the fact that, in line with the better outlook for the labour market than initially anticipated, fewer discouraged workers are likely to leave the labour force and demand for overseas workers may not fall as sharply as expected at the time of the release of the 2009-10 Budget.

ECONOMIC OUTLOOK

Commonwealth Responses to the Global Financial Crisis

The Government of Australia and the Reserve Bank of Australia engaged in substantial fiscal and monetary policy responses to the global financial crisis.

Between September 2008 and April 2009, the Reserve Bank of Australia reduced its target cash rate by a cumulative 425 basis points (and, more recently, between October and November 2009 increased its target cash rate by a total of 50 basis points).  For further information regarding the Reserve Bank of Australia's target cash rate, see "Currency, Monetary and Banking System—Monetary Conditions" in this Description of the Commonwealth of Australia.

The Australian Government announced a number of fiscal stimulus measures including:

•	the Government's Economic Security Strategy, a $10.4 billion discretionary fiscal stimulus package announced on 14 October 2008, focused on household consumption and dwelling investment;

•	the Council of Australian Governments' $15.1 billion job creation stimulus package announced on 29 November 2008;

•
the Government's $4.7 billion Nation Building package announced on 12 December 2008, providing for investment in road, rail and education infrastructure, as well as tax changes encouraging capital investment by Australian businesses;

•
the Government's $42 billion Nation Building and Jobs Plan announced on 3 February 2009, providing for payments to low- and middle-income Australians, investment in schools, housing, energy efficiency, community infrastructure and roads and support to small businesses; and

•
the Government's $22 billion Nation Building Infrastructure package announced on 12 May 2009, investing in the quality, adequacy and efficiency of transport, communications, energy, education and health infrastructure across Australia.

In addition, on 7 April 2009, the Australian Government announced that the Commonwealth of Australia would establish a new company to build and operate a new National Broadband Network.  The newly established company, of which the Commonwealth of Australia will be the majority shareholder, will invest up to $43 billion over eight years to build the National Broadband Network.  For further information regarding the National Broadband Network, see "Major Industries—Communication Services—Telecommunications" and "Government Finance—Commonwealth Investment in the National Broadband Network" in this Description of the Commonwealth of Australia.

Other action the Australian Government has taken to promote financial system stability and ensure the continued flow of credit throughout the economy includes implementation of:

•	the Financial Claims Scheme establishing:

-	measures under Division 2AA of the Banking Act 1959 (Cth) to:

:	protect account holders' deposits made with eligible ADIs (other than foreign ADIs), and interest accrued on such deposits, to a total maximum value of $1,000,000 per customer per ADI; and

:	facilitate prompt access by account holders to deposits protected under the Financial Claims Scheme in the event that an ADI fails; and

-
measures under Part VC of the Insurance Act 1973 (Cth) to facilitate the payment of moneys payable under valid claims made by eligible claimants against a general insurer that has become insolvent; and

•	the Guarantee Scheme for Large Deposits and Wholesale Funding, which we refer to as the "ADI Guarantee Scheme", a voluntary scheme allowing:

-
ADIs (other than foreign ADIs) to apply to have deposit balances of greater than $1,000,000 per customer per ADI and certain non-complex senior unsecured debt instruments with maturities of up to 60 months; and

-
foreign ADIs to apply, subject to satisfaction of certain conditions, to have certain deposits held by Australian residents at call or with maturities up to and including 31 December 2009 and certain non-complex senior unsecured short-term debt instruments having maturities up to 15 months, in each case that satisfy the eligibility criteria set out in the scheme rules relating to the ADI Guarantee Scheme, guaranteed by the Commonwealth of Australia.

For further information regarding the ADI Guarantee Scheme and the Financial Claims Scheme, see "Government Finance—Guarantees and Other Contingent Liabilities—Commonwealth Initiatives to Enhance the Stability of the Australian Financial System" and "Currency, Monetary and Banking System—Regulation of the Financial System—Australian Prudential Regulation Authority—APRA's Main Powers" in this Description of the Commonwealth of Australia.

In addition, on 24 July 2009, in order to support the capacity of Australian State and Territory governments to access credit markets, the Government of the Commonwealth of Australia implemented the Australian Government Guarantee of State and Territory Borrowing, which we refer to as the "State Guarantee Scheme".  For further information with respect to the guarantee of the liabilities of States and Territories in respect of specific debt securities issued in respect of borrowing of such State or Territory, see "Government Finance—Guarantees and Other Contingent Liabilities—Commonwealth Guarantee of State and Territory Borrowing" in this Description of the Commonwealth of Australia.

Forecasts for the Australian Economy

The Australian economy has performed better than expected since the release of the 2009-10 Budget on 12 May 2009.  The economy grew by 1% in 2008-09 (in year average terms).

The 2009-10 MYEFO released on 2 November 2009 forecast GDP to grow by 1½% in 2009-10 and 2¾% in 2010-11. These represent significant upgrades from forecasts of -½% and 2¼% in 2009-10 and 2010-11, respectively, at the time of release of the 2009-10 Budget on 12 May 2009.

Risks around these GDP growth forecasts appear balanced. Stronger outcomes could eventuate if the global recovery gains traction and domestic conditions continue to gather momentum. However, at the 2009-10 MYEFO, downside risks remained, particularly in the major advanced economies, and while the domestic outlook was looking much better, there was only tentative evidence that a more solid, self sustaining recovery in private sector demand was underway.

The improved outlook at the time of the 2009-10 MYEFO was reflective of the success of stimulus measures undertaken by the Government and the Reserve Bank of Australia, a stronger than expected world recovery, particularly in China, and the resilience of the Australian economy, particularly the strength of the financial sector.

At the 2009-10 MYEFO, global financial conditions had stabilised and the world economy appeared to be starting to recover, albeit slowly and from a low base. Financial conditions had stabilised and asset prices had started to rise again. The Australian financial system, supported by government guarantees, continued to function well, although international pressures continued to affect the price and availability of credit.

While outcomes had been more positive than expected, at the time of release of the 2009-10 MYEFO, the economy was still facing significant adjustments. Private final demand was forecast to contract in 2009-10.  At the 2009-10 MYEFO, the unemployment rate had deteriorated by less than forecast in the 2009-10 Budget, but there had been a significant decline in hours worked in the economy – the equivalent of a loss of more than 200,000 full time jobs. This translates into weaker average earnings, with flow on effects to the rest of the economy.

At the time of the 2009-10 MYEFO, falls in export prices had seen the largest terms of trade fall since the mid-1970s, impacting on profits, which had declined significantly. Weaker profits and ongoing financing constraints in some sectors continued to weigh on business investment in the short term.

Despite the improved outlook, at the time of the release of the 2009-10 MYEFO on 2 November 2009, growth was still expected to be subdued in the near term, with the economy growing at rates not sufficient to avoid further rises in unemployment.

At the 2009-10 MYEFO, unemployment was expected to peak at 6¾% in mid 2010, well down on the 2009-10 Budget forecast of 8½%. The unemployment rate rose 1.5% in the year leading up to the 2009-10 Budget released on 12 May 2009, but, at the 2009-10 MYEFO, had proven remarkably resilient since that time, remaining broadly unchanged since the 2009-10 Budget. This in part reflected a greater preparedness of employers to reduce hours rather than shed staff.

The 2009-10 MYEFO forecast inflationary pressures to remain subdued as the economy continues to operate below capacity and with wages growth expected to be moderate. Headline and underlying inflation were both expected to be 2¼% through the year to the June quarter 2010 and the June quarter 2011.

At the 2009-10 MYEFO, the current account deficit was expected to widen to 5½% of GDP in 2009-10. The turnaround in the trade balance to a deficit in 2009-10 was a result of the substantial fall in the terms of trade. In line with the recovery in Australian exports, the current account deficit was expected to narrow marginally to 5¼% in 2010-11.

Over time, the economy is expected to return to close to its former growth path. Where potential output in many other countries has been severely damaged by the global financial crisis, the shallower downturn in Australia means that there will be much less erosion of skills and capital. This will moderate any adverse impact of the slowdown on the economy's level of potential output when it emerges from the downturn.

Table 12:  Domestic economy forecasts(a)
	2008-09	2009-10		2010-11
	(Outcomes)(b)	Forecasts
		Budget	MYEFO	Budget	MYEFO
			(Percentages)
Panel A - Demand and output(c)
Household consumption	1.4	-¼	¾	1¾	2¾
Private investment
Dwellings	-1.9	0	1½	11½	12
Total business investment(d)	6.7	-18½	-6½	3½	5½
Non-dwelling construction(d)	7.5	-26	-9½	3	5
Machinery and equipment(d)	5.2	-16½	-6	4	7
Private final demand(d)	2.0	-4	-¾	2¾	4
Public final demand(d)	4.6	7¾	7¾	-½	½
Total final demand	2.5	-1¼	1¼	2	3¼
Change in inventories(e)	-1.3	¼	¾	¾	½
Gross national expenditure	1.3	-1¼	1¾	2½	3½
Exports of goods and services	1.8	-4	1½	4½	4½
Imports of goods and services	-2.5	-6½	2½	6½	8
Net exports(e)	1.0	¾	-¼	-½	-¾
Real gross domestic product	1.0	-½	1½	2¼	2¾
Non-farm product	0.7	-½	1½	2¼	2¾
Farm product	13.6	1	3	0	3
Nominal gross domestic product	6.1	-1½	1¼	3¾	5½
Panel B - Other selected economic measures
External accounts
Terms of trade	7.6	-13¼	-9¾	0	3½
Current account balance (% of GDP)	-3.2	-5¼	-5½	-5¾	-5¼
Labour market
Employment (labour force survey basis)(f)	0.1	-1½	¼	½	1½
Unemployment rate (%)(g)	5.7	8¼	6¾	8½	6½
Participation rate (%)(g)	65.4	64¾	65	64¼	65
Prices and wages
Consumer Price Index(f)	1.5	1¾	2¼	1½	2¼
Gross non-farm product deflator	5.4	-1	-¼	1½	2¾
Wage Price Index(f)	3.8	3¼	3¼	3¼	3½
(a)	Percentage change on preceding year unless otherwise indicated.
(b)	Calculated using original data from ABS Catalogue No. 5206.0.
(c)	Chain volume measures, except for nominal gross domestic product, which is in current prices.
(d)	Excluding second-hand asset sales from the public sector to the private sector.
(e)	Percentage point contribution to growth in GDP.
(f)	Through-the-year growth rate to the June quarter 2009, 2010 and 2011.
(g)	Estimate for the June quarter 2009, 2010 and 2011.
Source: ABS Catalogue No. 5206.0, 5302.0, 6202.0, 6345.0, 6401.0; unpublished ABS data; Treasury.

The above estimates are based on forecasts of the economic outlook by the Treasury of the Commonwealth of Australia.  Treasury generally conducts two major rounds of forecasting each year, in connection with the budget each May and the mid-year economic and fiscal outlook issued between October and January. In 2009, an additional forecast update, the 2009 UEFO, was released in response to rapid changes in the global economy.

Treasury's forecasting approach encompasses a broad range of information.  The national accounts form the framework for the forecasting exercise.  Insight is also gathered from liaison visits with large, medium and small businesses, industry organisations and State Treasuries and Treasury's International Economy Division's latest assessment of the world outlook.  Any changes to fiscal policy are also incorporated.

The forecasts are based on several technical assumptions. It is assumed that interest rates will rise in line with market expectations over 2009-10 and 2010-11, and that exchange rates and oil prices will remain around recent average levels.

Treasury's Domestic Economy Division assesses the implications of these inputs using a mix of single-equation econometric models, partial indicators, leading indicators, business surveys and advice from specialist agencies.

Forecasting judgments are informed by economic theory and assessments of recent economic analysis.  Forecasts are discussed both within Treasury and with other government agencies.

Methodology for Medium-Term Economic Projections

The fiscal aggregates in the 2009-10 MYEFO are underpinned by a set of forward estimates consisting of short-term economic forecasts and projections based on medium-term assumptions.

The medium-term projections included in the 2009-10 Budget were predicated on a more severe downturn than that reflected in the 2009-10 MYEFO forecasts. The upward revisions to the short-term forecasts in the 2009-10 MYEFO required changes in the assumptions underpinning the medium-term projections.

The 2009-10 MYEFO projected real GDP to grow at above trend rates of 4% in the 2011-12 to 2014-15 projection years, until the output gap closes in 2014-15. This represents a downward revision from 4½% above-trend growth rates projected for the 2011-12 to 2016-17 fiscal years in the 2009-10 Budget, as the shallower than forecast downturn means there is less spare capacity to absorb during the recovery. Despite the reduction in the projected 2011-12 to 2014-15 growth rates in the 2009-10 MYEFO, the shallower downturn means that the level of GDP is projected to be higher than that projected in the 2009-10 Budget during this period. The 2009-10 MYEFO projected the closure of the output gap in 2014-15, about two years sooner than projected at the 2009-10 Budget.

The 2009-10 MYEFO forecast the unemployment rate to peak at 6¾% in the quarter June 2010. The unemployment rate was projected to decline steadily over the period from 2011-12 to 2014-15, reaching the non-accelerating inflation rate of unemployment of 5% in 2014-15. The participation rate was assumed to return to its long-run trend rate in 2014-15. From that point on, the participation rate is driven by demographic factors.

Despite the more positive forecasts for growth, at the 2009-10 MYEFO the economy was still expected to be operating at below capacity for some time. In a downturn, there can be a permanent loss of output through the deterioration in the economy's capital stock (either through capital deteriorating more rapidly while it is unused or through a failure to invest in new capital) and a loss of skills among the unemployed.  The 2009-10 MYEFO estimated the level of potential output to be around 1¾ per cent lower than it would otherwise have been in the absence of the downturn.

The 2009-10 MYEFO forecast the level of nominal GDP to be higher than that anticipated at the 2009-10 Budget, reflecting stronger real GDP, higher domestic prices and the stronger outlook for the terms of trade. The terms of trade were projected to decline over time.

MAJOR INDUSTRIES

In 2008-09, the industry with the largest share of gross value added (at basic prices) was property and business services (excluding ownership of dwellings), with a share of 12.7%. Manufacturing ranked second with a share of 10.2%.

The following table identifies the percentage of gross value added by industry at basic prices for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years.

Table 13:  Percentage of Gross Value Added (Basic Prices)
Industry (a)	2004-05	2005-06	2006-07	2007-08	2008-09
			(Percentages)
Agriculture, forestry and fishing	3.0	3.0	2.4	2.5	2.8
Mining	8.3	8.1	8.5	8.3	8.5
Manufacturing	11.3	10.9	10.7	10.7	10.2
Electricity, gas and water supply	2.4	2.4	2.3	2.2	2.3
Construction	7.0	7.4	7.5	7.7	7.9
Wholesale trade	5.0	5.0	4.9	4.9	4.8
Retail trade	5.9	5.8	5.9	5.9	5.9
Accommodation, cafes and restaurants	2.2	2.2	2.1	2.1	2.0
Transport and storage	4.9	4.9	5.0	5.1	5.1
Communication services	2.3	2.4	2.6	2.6	2.6
Finance and insurance	7.4	7.6	8.0	8.2	8.1
Property and business services(b)	13.1	13.1	13.0	13.1	12.7
Government administration and defence	4.2	4.2	4.2	4.1	4.2
Education	4.6	4.6	4.5	4.4	4.4
Health and community services	6.3	6.5	6.4	6.3	6.4
Cultural and recreational services	1.6	1.6	1.6	1.6	1.6
Personal and other services	2.0	2.0	2.0	2.0	2.0
Ownership of dwellings	8.4	8.5	8.5	8.3	8.5
Gross value added at basic prices	100.0	100.0	100.0	100.0	100.00
(a)	Based on the Australian and New Zealand Standard Industrial Classification 1993.
(b)	Excludes ownership of dwellings.
Source: ABS Catalogue No. 5206.0.

The table below identifies employment share by industry for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years.

Table 14:  Employment share by industry
Industry (a)	2003-04	2005-06	2005-06	2006-07	2007-08
			(Percentages)
Agriculture, forestry and fishing	3.9	3.7	3.5	3.5	3.4
Mining	1.0	1.1	1.3	1.3	1.4
Manufacturing	11.2	11.1	10.6	10.3	10.4
Electricity, gas and water supply	0.8	0.8	0.9	0.8	0.8
Construction	8.1	8.5	8.7	9.1	9.1
Wholesale trade	4.7	4.5	4.3	4.6	4.3
Retail trade	15.1	15.2	14.9	14.5	14.8
Accommodation, cafes and restaurants	4.9	5.1	4.8	4.9	4.8
Transport and storage	4.5	4.6	4.6	4.6	4.7
Communication services	1.8	1.8	1.8	1.8	1.7
Finance and insurance	3.6	3.7	3.7	3.9	3.8
Property and business services	11.8	11.5	11.9	12.0	12.0
Government administration and defence	4.7	4.6	4.6	4.7	4.6
Education	7.3	6.9	7.2	7.0	7.2
Health and community services	10.0	10.2	10.4	10.5	10.5
Cultural and recreational services	2.5	2.7	2.7	2.7	2.7
Personal and other services	3.9	4.0	4.0	3.8	3.9
Total	100.0	100.0	100.0	100.0	100.0
(a)	Based on the Australian and New Zealand Standard Industrial Classification 1993.
Source: ABS Catalogue No. 6291.0.55.003.
Note:  From the February 2009 issue of ABS Catalogue No. 6291.0.55.003 (released by the ABS in March 2009), industry employment estimates are classified to the Australian and New Zealand Standard Industrial Classification 2006.  Industry employment estimates for the 2008-09 fiscal year are not available on the basis of the Australian and New Zealand Standard Industrial Classification 1993.  Industry employment estimates for the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years will be presented on the basis of Australian and New Zealand Standard Industrial Classification 2006 following the reclassification of ABS Catalogue No. 5206.0 (from which Tables 13 and 15 are sourced) on the basis of Australian and New Zealand Standard Industrial Classification 2006 from the September 2009 issue of ABS Catalogue No. 5206.0 (anticipated to be released by the ABS in December 2009).

Property and Business Services

The property and business services industry includes all units mainly engaged in renting and leasing assets as well as units engaged in providing a wide variety of business services. Property and business services (excluding ownership of dwellings) contributed 12.7% of gross value added (at basic prices) in 2008-09.  Gross value added of the property and business services industry grew by 12.6% (in volume terms) between 2002-03 and 2008-09, representing average annual growth of 2.0%.

In 2007-08, the property and business services industry was the second-largest employer, employing 1.3 million people (12% of total employment).

Manufacturing

The manufacturing industry has historically been the largest industry in Australia. However, the gross value added contribution of manufacturing (at basic prices) has been decreasing over the past three decades. In the early 1970s, manufacturing value added contributed almost 25% of gross value added (at basic prices), while in 2008-09 the manufacturing industry contributed 10.2% of gross value added (at basic prices). Although the manufacturing industry currently contributes a smaller percentage of gross value added (at basic prices) than it did twenty years ago, output in the industry has had an upward trend over the same time period.

The manufacturing sector accounted for around 10.4% of total employment in 2007-08.

The following table provides a breakdown of gross value added (chain volume measures) by the manufacturing industry for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years.

Table 15: Industry Value Added (Chain Volume Measures)
Industry Subdivision (a)	2004-05	2005-06	2006-07	2007-08	2008-09
	(A$ millions)
Food, beverage and tobacco	19,812	19,668	19,846	19,769	19,803
Textiles, clothing and footwear	3,381	3,152	3,103	2,961	2,567
Wood and paper products	7,331	7,044	6,875	6,592	6,161
Printing, publishing and recorded media	10,600	10,399	10,646	10,948	10,301
Petroleum, coal, chemical, etc.	15,528	14,895	14,703	15,061	13,600
Non-metallic mineral products	4,618	5,148	5,258	5,533	5,366
Metal products	16,751	16,582	18,322	20,350	19,651
Machinery and equipment	19,682	20,560	20,510	21,020	20,509
Other manufacturing	4,464	4,032	4,030	4,490	4,331
Total	101,846	101,320	103,292	106,724	102,290
(a)	Based on the Australian and New Zealand Standard Industrial Classification 1993.
Source: ABS Catalogue No. 5206.0.

Ownership of Dwellings

Ownership of dwellings consists of landlords and owner-occupiers of dwellings. Owner-occupiers are regarded as operating a business that generates a gross operating surplus. The imputation of a rent to owner-occupied dwellings enables the services provided by dwellings to their owner-occupiers to be treated consistently with the marketed services provided by rented dwellings to their tenants. Owner-occupiers are regarded as receiving rents (from themselves as consumers), paying expenses and making a net contribution to the value of production which accrues to them as owners. Ownership of dwellings contributed 8.5% of gross value added (at basic prices) in 2008-09.

Mining

In 2008-09, mining accounted for 8.5% of gross value added (at basic prices).  However, in 2008-09, exports of mining (non-rural) commodities accounted for 55.9% of total exports by value.

The gross value of mine production for 2008-09 was $154.8 billion, a 37.0% increase over the previous year.  Mineral and petroleum exploration expenditure increased to $4.9 billion in 2008-09 (at current prices).

In 2007, Australia was the world's largest exporter of metallurgical coal, the second largest exporter of thermal coal, iron ore, lead, zinc ores and concentrates and zinc metal and the third largest exporter of aluminium.  Australia's export earnings from non-rural commodities are estimated to have been $159.7 billion in 2008-09 (at current prices).

Private (real) new capital expenditure in the mining sector was $32.8 billion in 2008-09, 24.8% higher than in 2007-08. In 2007-08, the mining sector, including services, employed around 146,000 people directly, around 1.4% of the work force. These sectors generate further manufacturing jobs downstream in smelting and refining, basic metal fabrication, non-metallic mineral products, petroleum, coal and basic chemical products and electricity and gas.

Over recent years strong commodity prices have provided significant stimulus to Australian economic growth and national incomes.  Strong investment activity in the mining sector resulted in business investment recently reaching a four decade high as a share of GDP.

The adverse effect of the broad-based weakness in the global economy is being reflected in lower commodity prices. In line with the sharp reduction in global demand, commodity prices have fallen substantially, with the prices of key bulk commodities declining from their records highs of 2008-09.

The collapse in global commodity prices, and weaker global and domestic demand, are expected to result in business investment declining from its recent highs but still remaining above the pre-commodity boom share of around 12½% of GDP (measured over the period from 1994-95 to 2003-04 at current prices). Momentum from a number of large engineering projects is expected to provide some support to the sector.

Construction

The construction industry contributed 7.9% of gross value added (at basic prices) in 2008-09. Over the last 20 years, value added in volume terms has grown by around 3.9% each year. The industry tends to experience peaks and troughs due to factors such as changing interest rates, property speculation and fiscal policy.

In 2000-01, there was a large fall in output as a substantially large amount of building activity was brought forward to avoid the introduction of the GST. Since 2001-02, value added has grown strongly, buoyed by the terms of trade boom and growth in house prices.

Employment in the construction industry was approximately 1 million persons in November 2008. Since 2000-01, employment in construction has grown strongly, with its share in total employment rising from 7.4% to 9.1% in 2007-08, making it the fifth largest employer among industries.

Finance and Insurance

Companies in the finance and insurance industry provide a range of services, from the provision of credit and financial advice to insurance. The sector contributed 8.1% of gross value added (at basic prices) in 2008-09, a proportion that has increased marginally since deregulation during the 1980s.

However, the stability of the sector's share of gross value added hides rapid change within the industry. The advent of internet banking, ATM machines and credit scoring have prompted massive investment in computer software and machinery and equipment (computers), and far less construction (new branches and outlets). These innovations most likely explain a trend decline in the wage share of total finance and insurance income over the past two decades.

Key trends and developments in the insurance sector in recent years include significant improvements in the risk management capabilities of both the prudential regulator and industry participants, and significant industry consolidation, with the largest four insurance groups now accounting for around 70% of insurance premiums.

Health and Community Services

The health and community services industry comprises hospitals, nursing homes, medical and dental services, child care services and community care services. Health and community services contributed 6.4% of gross value added (at basic prices) in 2008-09.

Retail Trade

Retail trade is one of the larger industries in Australia. The industry comprises food retailing, personal and household goods retailing and motor vehicle retailing and services. Retail trade is a labour intensive industry, and the average labour income share of 75% reflects this. The link between the deregulation of shopping hours and measured hours worked is one of the key issues affecting productivity in this industry. Retail trade contributed 5.9% of gross value added (at basic prices) in 2008-09.

Transport and Storage

The efficiency and competitiveness of the Australian economy is significantly influenced by the transport system, which is a strategic network industry.  The transport and storage sector accounted for approximately 5.1% of gross value added (at basic prices) in 2008-09.  The Bureau of Infrastructure, Transport and Regional Economics estimates that the Australian freight task will almost double between 2005 and 2020.  Passenger transport is also expected to increase significantly, particularly in urban areas.  This will require investment in additional transport infrastructure and improvements in the utilisation of existing and new infrastructure.

The public sector in Australia provides those transport services (operations and infrastructure) that involve public good characteristics and are generally not commercially attractive.  The public sector also provides the regulatory frameworks to support a safe, fair and efficient transport sector.  The major airports have all been privatised.  The private sector also has a significant infrastructure role in rail and ports sectors.

Wholesale Trade

The wholesale trade industry consists of basic material wholesaling, machinery and motor vehicle wholesaling, which includes computer wholesaling, and personal and household good wholesaling. The 1990s saw strong growth in industry value added. This increase in value added came from substantial rationalisation within the industry, a wider uptake of technology amongst firms, and the increased use of new inventory management techniques, such as 'just-in-time' processing.  Wholesale trade contributed 4.8% of gross value added (at basic prices) in 2008-09.

Education

The education industry is a labour intensive, service based sector, with a large and well educated workforce. The education industry's share of gross value added (at basic prices) was 4.4% in 2008-09 and has remained fairly stable over the past five years.  The education industry is dominated by the public sector, with both Commonwealth and State governments responsible for key education services across the economy, including the provision of primary, secondary and tertiary education, and, increasingly, early childhood education.

Government Administration and Defence

The government administration and defence industry includes central, state and local government units mainly engaged in government administration and regulatory activities, as well as judicial authorities and commissions, representatives of overseas governments, and the Army, Navy and Air defence forces and civilian units mainly engaged in defence administration. Government administration and defence contributed 4.2% of gross value added (at basic prices) in 2008-09.

Agriculture, Forestry and Fishing

The agriculture, forestry and fishing industry contributed 2.8% of gross value added (at basic prices) in 2008-09. Historically, the contribution of this industry to the Australian economy has been trending downwards, though the absolute size of the industry continues to grow. The industry is dominated by agriculture, with forestry and fishing making up only around 5% of industry output in 2008-09 based on gross value added (chain volume measures).  Production in the past three years has been negatively impacted by drought conditions and recent other severe climate events.  However, an increased wheat harvest in 2008 has led to increased exports over recent months.

Agriculture

The following table presents production data of Australia's principal rural commodities for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years.

Table 16:  Principal Rural Commodities - Gross values and volumes of Australian production
	2004-05		2005-06		2006-07		2007-08		2008-09
Commodities	A$m	kt	A$m	kt	A$m	kt	A$m	kt	A$m	kt
Wool	2,166	520	2,054	520	2,282	502	2,309	459	1,961	393
Meat	12,033	3,934	11,960	3,909	12,335	4,147	12,109	4,061	13,255	3,997
Wheat	4,317	21,905	5,099	25,150	2,619	10,822	5,292	13,569	7,106	21,397
Sugar cane(a)	980	37,822	1,032	37,128	1,221	36,397	861	32,621	977	31,732
Cottonseed and lint	1,222	1,557	995	1,441	542	689	253	321	685	795
Milk(b)	3,194	10,127	3,341	10,089	3,178	9,583	4,572	9,223	3,981	9,388
Notes: kt = kilotonne. NA = Not available.
(a)	Cut for crushing.
(b)	Units of measurement: ML.
Source:  Australian Bureau of Agricultural and Resource Economics, Australian Commodities, Vol. 16 No. 3, September quarter 2009 (pages 558, 559, 561 and 562).

Electricity, Gas and Water Supply

The electricity, gas and water supply industry contributed 2.3% of gross value added (at basic prices) in 2008-09.  Electricity is the largest part of this industry and contributes around 64% to industry value added (chain volume measures).  Water, sewerage and drainage services account for approximately 29% of gross value added (chain value measures) and gas contributes around 7% to gross value added (chain value measures). Prior to 1990, the industry was highly regulated and most utilities operated as monopolies. The electricity industry was vertically integrated in most, if not all jurisdictions, with single companies responsible for generation, transmission, distribution and retail.  Significant reforms occurred in the three sectors over the 1990s.  However, different jurisdictions approached deregulation on different time frames. Some of the reforms included corporatisation, privatisation and the structural separation of electricity utilities. These reforms have continued into the current decade.  Electricity value-added in volume terms grew by 2.7% per year on average between 1985-86 and 2008-09.

Electricity

The energy market in Australia has undergone significant reform since the 1990s, which has increased investment and improved productivity.  The reforms have included: disaggregating elements of the electricity supply chain; introducing competition in electricity generation and retailing; and corporatising, and, in some States, privatising electricity assets.  The creation of the National Electricity Market has also allowed electricity trading between Queensland, New South Wales, Victoria, South Australia, Tasmania and the Australian Capital Territory through a wholesale electricity pool.

In 2006, the Council of Australian Governments ("COAG") agreed to energy market reforms to enhance governance, improve transmission planning and assist the development of more effective energy financial markets.  In 2007, COAG also agreed to establish a national energy market operator for electricity and gas with a national planning function.

Australia's electricity prices, although having risen in recent years, remain low by world standards largely due to substantial natural resources.  In 2006, average electricity prices in capital cities were generally lower than in many OECD countries, including the United Kingdom, Spain, France and Italy.

Australia has about 244 large electricity generators, of which around 190 are in the National Electricity Market jurisdictions in eastern and southern Australia.  The National Electricity Market supplies electricity to approximately 8.7 million residential and business customers using an extensive electricity distribution network covering approximately 700,000 kilometres.  In 2007-08, the market generated around 208 terawatt hours of electricity with a turnover of almost $11.1 billion.  The generation sector uses a variety of fuel sources to produce electricity.  Black and brown coal accounted for around two-thirds of total generation capacity across the National Electricity Market in 2007-08, followed by hydroelectric generation (17%) and gas-fired generation (15%).

Electricity generation in Australia is emissions intensive due to the predominance of coal.  The Government has committed to policies aimed at addressing climate change.  In August 2009, the Federal Parliament passed amendments to existing renewable energy legislation, expanding the Renewable Energy Target Scheme to ensure that the equivalent of at least 20% of Australia's electricity supply is generated from renewable sources by 2020.

On 15 December 2008, the Australian Government indicated its intention to introduce emissions trading through the Carbon Pollution Reduction Scheme from 1 July 2010.  On 4 May 2009, the Australian Government deferred the commencement of the Carbon Pollution Reduction Scheme until 1 July 2011 to help Australian companies manage the impacts of the global recession.

As proposed, the Carbon Pollution Reduction Scheme will cover around 75% of national emissions, including the stationary energy sector.  It will be a 'cap and trade' scheme under which significant emitters of greenhouse gases will need to acquire and surrender a carbon pollution permit for each tonne of greenhouse gas that they emit during the compliance year.  A one year fixed price phase will apply from the commencement of the Carbon Pollution Reduction Scheme on 1 July 2011 until 30 June 2012.  During the fixed price phase, an unlimited number of carbon pollution permits will be issued to liable businesses at the cost of $10 per tonne.  From 1 July 2012, businesses covered by the Carbon Pollution Reduction Scheme will be required to purchase carbon pollution permits at the prevailing market price (subject to a price cap, which will apply from commencement of the Scheme). Permits will be tradable, which will ensure that emissions are reduced at the lowest possible cost.

A global recession buffer consisting of additional free permits for emissions-intensive trade-exposed ("EITE") activities will be provided for EITE industries for the first five years of the Scheme.  The Australian Government has also allocated up to $200 million to the Climate Change Action Fund in 2009-10 to support businesses and community organisations that do not receive EITE assistance, but do have significant energy costs, to take action to reduce carbon pollution through energy efficiency before the Scheme starts.

The Australian Government has announced its medium-term target to reduce Australia's greenhouse gas emissions by between 5% and 25% below 2000 levels by 2020.  The Government has committed to reduce Australia's carbon pollution to 25% below 2000 levels by 2020 if the world agrees to an ambitious global deal to stabilise levels of greenhouse gases in the atmosphere at 450 parts per million of carbon dioxide equivalent or lower.  The Government has also made an unconditional commitment to reduce emissions by 5% below 2000 levels by 2020 even if no international agreement to do so is reached.  The Government has further committed to reduce emissions by 15% below 2000 levels in the context of global agreement under which all major economies commit to substantially restrain emissions, and advanced economies take on reductions comparable to Australia.  The Australian Government's long-term target is to reduce emissions by 60% below 2000 levels by 2050.  Should the world reach an ambitious agreement, the Government will seek a new election mandate for an increased 2050 target.

These policies are expected to lead to significant new investment in electricity generation and transmission.

Communication Services

The communication services industry, which comprises postal, courier and telecommunications services, contributed 2.6% of gross value added (at basic prices) in 2008-09.

Telecommunications

The Australian telecommunications market has been open to full competition since 1 July 1997. Since that time, the telecommunications sector has developed into a more dynamic and innovative market, with businesses and households benefiting from lower prices and more variety of carriers.

The telecommunications sector is subject to a number of regulatory mechanisms at the retail level. A Universal Service Obligation ("USO") is placed on the telecommunications industry to ensure that all people in Australia have reasonable access to basic telephone services, on an equitable basis.  Funding of the USO is provided by all licensed telecommunications carriers.

Telecommunications-specific competition provisions are contained in Parts XIB and XIC of the Trade Practices Act 1974 (Cth) (the "TPA"). These provisions are based on, but do not exactly mirror, generic competition laws.

•	Part XIB of the TPA establishes an anti-competitive conduct regime for telecommunications markets, which applies in addition to the general competition provisions under Part IV of the TPA.

•	Part XIC of the TPA establishes an industry specific regime for regulated access to bottleneck carriage services and provides the core access arrangements for the telecommunications industry.

This competition framework has had a number of important benefits for consumers. For example, access to Telstra Corporation Limited's copper local loop network by its competitors has been a key driver of the growth of broadband in Australia.  Telstra, formerly a Government-owned monopoly, was privatised between 1997 and 2006.  Tranches of approximately 33% and 16% of Telstra were sold in 1997 and 1999.  In 2006, the Government sold a further 34% stake in Telstra, with the remaining 17% shareholding transferred to the Future Fund in February 2007.  On 20 August 2009, the Future Fund sold 34% of its Telstra holding through an underwritten sale to institutional investors, reducing the Future Fund portfolio's holding in Telstra to 10.9% of the company.  The sell-down was in line with the Future Fund Board of Guardians' previously stated plan to reduce the Future Fund's holding in Telstra in an orderly manner over the medium-term and to build a portfolio consistent with its long term mandate and strategy.  For further information with respect to the Future Fund, see "Government Finance—Pensions and Superannuation" in this Description of the Commonwealth of Australia.

On 7 April 2009, the Australian Government announced that the Commonwealth of Australia would establish a new company to build and operate a new super fast National Broadband Network.  The newly established company will invest up to $43 billion over eight years to build the National Broadband Network.  The Commonwealth of Australia will be the majority shareholder of the company, but significant private sector investment in the company is anticipated.  For further information with respect to the ownership and financing of the company to be established to carry out the National Broadband Network project, see "Government Finance—Commonwealth Investment in the National Broadband Network" in this Description of the Commonwealth of Australia.

The objective is for the National Broadband Network to connect 90% of all Australian homes, schools and workplaces with optical fibre (fibre to the premises), providing broadband services with speeds of up to 100 megabits per second.  The network will enable all other premises in Australia to connect with next generation wireless and satellite technologies that will deliver broadband speeds of at least 12 megabits per second.  The National Broadband Network will be Australia's first national wholesale-only, open access broadband network.

The Australian Government is fast-tracking the rollout of a fibre to the premises network and next generation wireless services in Tasmania.  The Australian Government is also implementing measures in the short-term to address backhaul 'black spots' through the timely roll out of fibre optic transmission links connecting cities, major regional centres and rural towns.

On 15 September 2009, the Australian Government announced reforms of the existing telecommunications regulatory regime to improve competition and strengthen consumer safeguards, while positioning the telecommunications industry to make a smooth transition to the National Broadband Network environment as the new network is rolled out.  The reforms provide for Telstra to voluntarily structurally separate.  To the extent Telstra does not voluntarily implement structural separation, the Government will impose a functional separation framework on Telstra, whereby Telstra will be required to:

•	conduct its network operations and wholesale functions at arm's length from the rest of Telstra;

•	provide the same information and access to regulated services on equivalent price and non-price terms to its retail business and non-Telstra wholesale customers; and

•	put in place and maintain strong internal governance structures that provide transparency for the regulator and access seekers that equivalence arrangements are effective.

Telstra will also be prevented from acquiring additional spectrum for advanced wireless broadband unless it structurally separates and divests certain subscription television and hybrid fibre coaxial network interests.  In addition, arrangements in Parts XIB and XIC of the TPA will be streamlined and simplified.  The Telecommunications Legislation Amendment (Competition and Consumer Safeguards) Bill 2009 introduced these legislative reforms into Federal Parliament on 15 September 2009.

Accommodation, Cafes and Restaurants

The accommodation, cafes and restaurants industry consists of firms primarily engaged in the provision of hospitality services. This includes accommodation, clubs, pubs, taverns and bars, along with cafes and restaurants. The industry's contribution of gross value added (at basic prices) from 2004-05 to 2008-09 has been around 2.1%. The largest proportion of value added in this industry is from pubs and clubs, while the largest employer is cafes and restaurants.

Personal and Other Services

The personal and other services industry includes all units mainly engaged in providing personal services, and services provided by religious organisations and other public interest groups. Personal and other services contributed 2.0% of gross value added (at basic prices) in 2008-09.

Cultural and Recreational Services

The cultural and recreational services industry comprises libraries, museums, parks and gardens, sporting facilities, gambling services, radio and television services, and production, distribution and exhibition of film. Cultural and recreational services contributed 1.6% of gross value added (at basic prices) in 2008-09.

Television Services

Free to air television broadcasts reach 100% of the Australian population. Subscription television can reach 100% of Australia through a mixture of hybrid fibre coaxial cable in major cities and satellite transmission in rural areas.

The Government has announced that all free-to-air television broadcasters in Australia will complete the switch from analog transmission to digital-only transmission by the end of 2013.  The switchover process will commence in 2010, and will be progressively carried out on a regional basis across the country.

EXTERNAL TRADE AND BALANCE OF PAYMENTS

Merchandise Trade

The value of goods measured on a free on board ("f.o.b.") basis includes all production and other costs incurred up until the goods are placed on board an international carrier for export from the relevant exporting country.

Australia's merchandise exports (f.o.b.) and imports (f.o.b.) for the past five fiscal years in current prices, calculated on a balance of payments basis, are shown in the table below.

Table 17:  Merchandise exports and imports
	2004-05	2005-06	2006-07	2007-08	2008-09
	(A$ millions)
Exports
Rural Exports
Meat and Meat Preparations	6,933	6,709	7,078	6,540	7,458
Cereal grains and cereal preparations	5,160	4,852	4,171	4,976	6,882
Wool and Sheepskins	2,838	2,544	3,065	2,796	2,321
Other Rural	10,707	11,161	10,761	11,168	12,682
Total Rural	25,638	25,266	25,075	25,480	29,343

Non-rural Exports
Metal Ores and Minerals	19,852	28,934	35,315	41,339	51,745
Mineral Fuels -	28,394	37,570	37,570	43,488	75,460
Coal, coke and briquettes	17,240	24,352	21,928	24,599	54,802
Other mineral fuels	11,154	13,218	15,642	18,889	20,658
Metals (excl non-monetary gold)	8,670	11,271	14,820	14,038	12,384
Machinery	7,466	8,066	8,422	8,792	8,951
Transport equipment	4,944	5,314	4,648	5,719	5,089
Other manufactures	14,109	14,996	16,268	17,000	17,641
Other non-rural (incl sugar and beverages)	10,942	12,059	14,770	12,764	11,010
Total Non-Rural	94,377	118,210	131,813	143,140	182,280

Goods for processing	241	368	417	276	879
Repairs on goods	67	74	90	103	86
Goods procured in ports by carriers	1,072	1,420	1,379	1,547	1,631
Non-monetary gold	6,472	9,087	10,740	12,272	17,509

Total Merchandise Exports	127,867	154,425	169,514	182,818	231,728

Imports
Consumption goods	47,030	50,221	54,913	59,371	61,426
Capital goods	36,072	40,077	41,765	45,351	51,693
Intermediate and other merchandise goods	63,735	72,737	79,923	90,693	96,326
Goods for processing	243	445	507	233	837
Repairs on goods	182	115	131	117	204
Goods procured in ports by carriers	1,049	1,406	1,468	1,771	1,725
Non-monetary gold	2,562	4,715	5,317	7,628	11,303

Total Merchandise Imports	150,873	169,716	184,024	205,164	223,514

Balance on Merchandise Trade	-23,006	-15,291	-14,510	-22,346	8,214
Source: ABS Catalogue No. 5302.0.

The following table shows the shares of Australian exports and imports directed to and sourced from various countries and country groups for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years.  These shares are calculated from values data and on a merchandise trade basis, rather than a balance of payments basis.

Table 18:  Geographical distribution of Australia's recorded merchandise trade
	2004-05	2005-06	2006-07	2007-08	2008-09
	(Percentages)
Exports
China	10.3	11.9	13.6	14.9	17.0
Japan	19.7	20.4	19.4	19.3	22.8
Korea, Republic of	7.7	7.7	7.8	7.9	8.3
New Zealand	7.2	5.7	5.6	5.3	3.7
United Kingdom	3.8	5.1	3.7	4.6	5.0
United States	7.5	6.4	5.8	5.9	5.0
India	4.8	4.8	6.0	5.2	6.7
Singapore	2.7	2.8	2.8	2.9	2.4
Thailand	3.1	2.8	2.5	2.6	2.1
Indonesia	2.7	2.6	2.5	2.2	1.9
Malaysia	2.0	1.7	1.8	1.9	1.6
Other European Union(a)	7.2	7.3	7.7	6.7	5.4
Other(b)	21.5	20.8	20.7	20.7	17.9
Total	100.0	100.0	100.0	100.0	100.0

Imports
China	13.3	13.9	15.0	15.3	16.9
Japan	11.5	10.3	9.6	9.7	8.1
Korea, Republic of	3.3	3.9	3.3	3.0	3.0
New Zealand	3.6	3.3	3.1	3.5	3.2
United Kingdom	4.0	3.6	4.1	4.2	4.1
United States	14.2	13.6	13.8	12.0	11.5
Singapore	4.8	6.3	5.6	6.8	6.1
Thailand	2.8	3.2	4.0	4.4	4.9
Indonesia	2.2	2.7	2.6	2.3	2.3
Malaysia	4.0	4.0	3.7	4.0	3.8
Other European Union(a)	19.5	18.1	17.5	17.2	16.6
Other(b)	16.8	17.1	17.8	17.6	19.5
Total	100.0	100.0	100.0	100.0	100.0
(a) Other European Union refers to trade with all current 27 member states, other than the UK.
(b)    Care should be taken in interpreting the Other category, as it includes confidential items that are not classified by country.  Thus it is possible that the export and import shares of the countries or country groups listed above could be understated.

Source: ABS Catalogue No. 5368.0; unpublished ABS and Treasury data.

Australia's goods and services exports were valued at $285.7 billion in 2008-09. Australia's top five merchandise export markets were Japan ($52.6 billion), China ($39.3 billion), Republic of Korea ($19.2 billion), India ($15.4 billion) and the United States ($11.6 billion).  Merchandise exports to the East-Asia region were valued at $143.8 billion (62.3% of Australia's merchandise exports); to the European Union, $24.0 billion (10.4% of Australia's merchandise exports); and to North America, $14.0 billion (6.1% of Australia's merchandise exports). Major merchandise and service exports were coal, iron ore, education services, gold and personal travel.

Australia's goods and services imports were valued at $279.9 billion in 2008-09. China was Australia's largest source of merchandise imports (valued at $37.0 billion or 16.9% of Australia's merchandise imports), followed by the United States ($25.3 billion or 11.5% of Australia's merchandise imports) and Japan ($17.8 billion or 8.1% of Australia's merchandise imports). Australia's major import items were crude petroleum, refined petroleum, passenger motor vehicles, personal travel services and freight services.

Balance of Payments

Australia has traditionally been a net importer of capital. This has facilitated the development of its rich endowment of natural resources at a faster pace than would have been possible if domestic savings were the only source of investment funds. Australia has traditionally run a current account deficit, reflecting the use of a net inflow of capital to obtain real resources from the rest of the world.

The table below provides Australia's balance of payments details for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years.

Table 19:  Balance of payments
	2004-05	2005-06	2006-07	2007-08	2008-09
	(A$ millions)
CURRENT ACCOUNT	-56,325	-52,627	-58,529	-72,504	-38,447

Goods and Services	-22,626	-14,520	-12,757	-23,561	5,805
Credits	167,562	196,274	215,695	233,853	285,701
Debits	-190,188	-210,794	-228,452	-257,414	-279,896

Goods	-23,006	-15,291	-14,510	-22,346	8,214
Credits	127,867	154,425	169,514	182,818	231,728
Debits	-150,873	-169,716	-184,024	-205,164	-223,514

Services	380	771	1,753	-1,215	-2,409
Credits	39,695	41,849	46,181	51,035	53,973
Debits	-39,315	-41,078	-44,428	-52,250	-56,382

Income	-33,330	-37,458	-45,433	-48,601	-43,612
Credits	21,741	26,692	36,454	42,022	40,224
Debits	-55,071	-64,150	-81,887	-90,623	-83,836

Current transfers	-369	-649	-339	-342	-640
Credits	4,268	4,602	5,155	5,264	4,991
Debits	-4,637	-5,251	-5,494	-5,606	-5,631

CAPITAL AND FINANCIAL ACCOUNT	57,389	53,691	59,444	70,315	39,469

Capital account	1,594	1,726	2,380	2,167	2,287

Capital transfers	1,523	1,729	1,957	2,168	2,533
Credits	2,674	2,673	2,995	3,382	4,072
Debits	-1,151	-944	-1,038	-1,214	-1,539

Net acquisition/disposal of non-produced, non-financial assets	71	-3	423	-1	-246

	2004-05	2005-06	2006-07	2007-08	2008-09
			(A$ millions)
Financial account	55,795	51,965	57,064	68,148	37,182

Direct investment	51,495	-6,456	10,129	26,749	10,923
Abroad	59,307	-29,695	-30,616	-33,036	-44,016
In Australia	-7,813	23,239	40,745	59,785	54,941

Portfolio investment	544	62,564	63,338	-4,965	55,248
Financial derivatives	961	3,768	3,469	-7,820	-6,372
Other investment	10,919	5,230	255	9,892	-10,722
Reserve assets	-8,123	-5,605	-20,127	44,292	-11,897

NET ERRORS AND OMISSIONS	-1,064	-1,064	-915	2,189	-1,022
Source:  ABS Catalogue No. 5302.0; unpublished ABS and Treasury data.

In original terms, the balance on current account for 2008-09 was a deficit of $38.4 billion, a 47.0% decrease on the deficit of $72.5 billion recorded for 2007-08.

The balance for goods and services for 2008-09 was a surplus of $5.8 billion, a turnaround from the deficit of $23.6 billion recorded in 2007-08. Goods credits increased $48.9 billion or 26.8% (due to increases in volumes and prices) and goods debits increased $18.4 billion or 8.9% (due to an increase in prices) during 2008-09.

The services deficit of $2.4 billion for 2008-09 was an increase of $1.2 billion on the deficit of $1.2 billion in 2007-08.

The net income deficit for 2008-09 fell $5.0 billion (10.3%), with a decrease in income credits of $1.8 billion (4.3%) and a decrease in income debits of $6.8 billion (7.5%).

The balance on financial account recorded a net inflow of $37.2 billion for 2008-09, with a net outflow on debt of $29.1 billion and a net inflow on equity of $66.3 billion. This result was down $31.0 billion on the net inflow recorded for the previous year as a result of:

•	a turnaround of $56.2 billion to a net outflow on reserve assets;

•	a turnaround of $60.2 billion to a net inflow on portfolio investment;

•	a decrease of $1.4 billion on the net outflow on financial derivatives;

•	a decrease of $15.8 billion on the net inflow on direct investment; and

•	a turnaround of $20.6 billion to a net outflow on other investment.

Changes in Official Reserve Assets

The Australian Government meets its foreign exchange requirements from the Reserve Bank of Australia.  The RBA holds Official Reserve Assets ("ORA") primarily to facilitate foreign exchange intervention.  The vast majority of Australia's reserves are held as foreign exchange and are invested primarily in high quality government securities.  The value of ORA held by the RBA changes in response to transactions undertaken in the foreign exchange market by the RBA, both on its own account and on behalf of its customers (primarily Australian Government agencies), as well as fluctuations in the value of the foreign currencies and underlying assets in which the reserves are invested.  ORA also includes foreign currency that has been borrowed under swap to assist the RBA to manage domestic liquidity for monetary policy purposes.

The following table shows the composition of Australia's ORA over the past five years.  For several years prior to 2007-08, the RBA's gross holdings of foreign currency rose sharply as foreign currency was borrowed under foreign exchange swaps against Australian dollars. The Australian dollars lent to the market under these swaps helped to offset the domestic liquidity impact of deposits placed with the RBA by the Australian Government. Over 2007-08, the Australian Government drew down these deposits to seed the investment program of the Future Fund.  As deposits were drawn down, the related swaps were unwound and the gross level of foreign currency held by the RBA declined. Net holdings of foreign currency rose over the period between 2004-05 and 2008-09, and increased over 2008-09, primarily due to valuation effects.

Table 20:  Official Reserve Assets
	As at 30 June
	2005	2006	2007	2008	2009
			(A$ millions)
Gold	1,468	2,117	1,967	2,481	2,957
Other	1,985	1,062	667	604	1,279
Foreign Currency	52,718	60,635	77,049	32,772	48,073
Total (gross)	56,171	63,814	79,682	35,857	52,309
Total (net)	26,405	30,215	32,175	35,862	43,340
Source: Reserve Bank of Australia Bulletin.

Exchange Rate

Australia has a free-floating dollar with substantially no exchange controls. Approved non-bank financial institutions, in addition to banks, are licensed as foreign exchange dealers.  Since the floating of the Australian dollar on 12 December 1983, Australia's exchange rate has been determined by the overall supply of and demand for A$ in the foreign exchange market. The floating of the Australian dollar was part of the deregulation of the financial system.

There has been considerable variability in the exchange rate.  The RBA is prepared to accept substantial fluctuations in the exchange rate, both day-to-day and over the course of the economic cycle.  Transactions to influence the exchange rate or market conditions more generally, usually known as intervention, are relatively infrequent. They are undertaken only when the value of the Australian dollar is judged to have moved to levels that are inconsistent with underlying economic developments or when conditions in the foreign exchange market are thin and disorderly.  Extremely poor liquidity in the Australian foreign exchange market during the worst of the financial turmoil following the collapse of Lehman Brothers in September 2008 saw the Reserve Bank of Australia undertake intervention transactions in October and November 2008, selling foreign currency acquired earlier at a high exchange rate and purchasing Australian dollars at a lower exchange rate. As the Australian dollar exchange rate has risen, foreign currency reserves drawn down in the intervention have been replenished.

The following table sets out the Australian dollar exchange rate against the U.S. dollar for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years and each month end since June 2009.

Table 21:  Units of US$ per A$(a)
Period	At Period End	Average Rate	High	Low

Year ended:
30 June 2005	0.7624	0.7530	0.7989	0.6850
30 June 2006	0.7422	0.7474	0.7792	0.7013
30 June 2007	0.8486	0.7861	0.8521	0.7396
30 June 2008	0.9578	0.8964	0.9667	0.7672
30 June 2009	0.8067	0.7471	0.9849	0.6004
Month ended:
31 July 2009	0.8351	0.8051	0.8367	0.7700
31 August 2009	0.8443	0.8354	0.8477	0.8153
30 September 2009	0.8834	0.8617	0.8847	0.8237
31 October 2009	0.8991	0.9065	0.9327	0.8566
(a)	Exchange rate data are provided by Thomson Reuters in respect of each trading day. Period averages are derived from these rates. Highs and lows for these periods refer to intra-day data.
Source: Thomson Reuters.

The table below details the Australian dollar exchange rate against the UK pound sterling for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years and each month end since June 2009.

Table 22:  Units of £ per A$(a)
Period	At Period End	Average Rate	High	Low

Year ended:
30 June 2005	0.4254	0.4052	0.4280	0.3818
30 June 2006	0.4016	0.4202	0.4418	0.3971
30 June 2007	0.4223	0.4065	0.4293	0.3920
30 June 2008	0.4805	0.4475	0.4926	0.3897
30 June 2009	0.4895	0.4624	0.5078	0.3689
Month ended:
31 July 2009	0.4994	0.4912	0.5042	0.4764
31 August 2009	0.5184	0.5051	0.5194	0.4931
30 September 2009	0.5521	0.5283	0.5533	0.5104
31 October 2009	0.5467	0.5596	0.5769	0.5411
(a)	Exchange rate data are provided by Thomson Reuters in respect of each trading day. Period averages are derived from these rates. Highs and lows for these periods refer to intra-day data.
Source: Thomson Reuters.

The following table displays the Australian dollar exchange rate against the Euro for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years and each month end since June 2009.

Table 23:  Units of € per A$(a)
Period	At Period End	Average Rate	High	Low

Year ended:
30 June 2005	0.6299	0.5917	0.6435	0.5616
30 June 2006	0.5802	0.6139	0.6411	0.5759
30 June 2007	0.6265	0.6017	0.6338	0.5790
30 June 2008	0.6078	0.6096	0.6460	0.5725
30 June 2009	0.5745	0.5416	0.6170	0.4722
Month ended:
31 July 2009	0.5859	0.5716	0.5886	0.5520
31 August 2009	0.5890	0.5855	0.5927	0.5780
30 September 2009	0.6037	0.5916	0.6042	0.5800
31 October 2009	0.6108	0.6117	0.6217	0.5897
(a)	Exchange rate data are provided by Thomson Reuters in respect of each trading day. Period averages are derived from these rates. Highs and lows for these periods refer to intra-day data.
Source: Thomson Reuters.

The table below details the trade-weighted index value of the Australian dollar for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years and each month end since June 2009.  The trade-weighted index is a weighted average of a basket of currencies of Australia's major trading partners, with the weight of each foreign currency equal to its share in trade.  The most significant currencies in the trade-weighted index as re-weighted on 1 October 2009 are the Chinese renminbi, the Japanese yen, the Euro and the U.S. dollar.  The trade-weighted index is often used as an indicator of Australia's international competitiveness and is a useful gauge of the value of the Australian dollar when bilateral exchange rates exhibit diverging trends.

Table 24:  Trade-Weighted Index value of the A$(a)(b)
Period	At Period End	Average Rate	High	Low

Year ended:
30 June 2005	64.5	62.7	65.3	58.9
30 June 2006	62.2	63.3	65.1	59.9
30 June 2007	68.9	64.8	69.0	62.1
30 June 2008	73.4	69.7	73.4	63.3
30 June 2009	64.7	60.3	74.1	51.0
Month ended:
31 July 2009	65.7	64.0	65.7	62.0
31 August 2009	66.3	66.0	66.7	65.2
30 September 2009	68.2	67.2	68.2	65.8
31 October 2009	70.7	70.0	71.4	67.4
(a)	The trade-weighted index is provided by the Reserve Bank of Australia in respect of each trading day. Period averages are derived from these rates.
(b)
The weights for the trade-weighted index are revised annually to capture changing trade patterns.  Changes to the weights are usually calculated in September, with the re-defined index joined onto the existing trade-weighted index on the first business day in October.

Source: Reserve Bank of Australia Bulletin.

Foreign Investment Policy

The Australian Government's policy approach to foreign investment is to encourage investment flows consistent with economic development and performance and community interests.  The Government's foreign investment policy provides the framework for Government consideration of proposed foreign acquisitions of Australian businesses and real estate.  The vast majority of proposals are approved, with the last proposed business acquisition that was not approved being in 2001.  Where a proposal raises national interest concerns, the Government has the power under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the "FATA") to reject the proposal or to approve it with conditions designed to mitigate the national interest concerns.  The FATA and the Foreign Acquisitions and Takeovers Regulations 1989 provide monetary thresholds below which the FATA does not apply, with separate thresholds applying for U.S. investors.  Screening under the FATA is not required for acquisitions in businesses valued below the thresholds or of less than substantial or non-controlling interests.

In the majority of industry sectors smaller proposals are not subject to screening, being exempt from the FATA or notification under the policy.  Specific screening requirements and limited restrictions on foreign investment apply in certain sensitive sectors such as the media, telecommunications, airlines and in relation to acquisitions of residential real estate.

The screening process is intended to provide advice to the Australian Treasurer, including from the independent advisory body, the Foreign Investment Review Board, on whether individual foreign investment proposals may be contrary to the national interest.  It involves consultation with relevant Government agencies and in some cases with stakeholders.  Under the FATA and the policy, the Treasurer determines what is considered 'contrary to the national interest'.

Foreign Financial Relations

Australia is a member of the International Monetary Fund (the "IMF").  As at 30 June 2009, Australia's quota in the IMF was 3.24 billion Special Drawing Rights ("SDR").  Australia is a participant in the SDR Department and, as at 30 June 2009, had a net cumulative allocation of SDR 470.55 million and actual holdings of SDR 112.49 million.  On 28 August 2009 and 9 September 2009, the IMF made a general allocation of SDRs to members equivalent to US$250 billion and a special one-time allocation equivalent to US$33 billion.  Australia's share of these allocations was SDR 2.40 billion (A$4.45 billion) and SDR 213.45 million (A$390.79 million), respectively.  Due to these allocations, Australia's net cumulative allocation as at 9 September 2009 stood at SDR 3.08 billion and actual holdings at SDR 2.72 billion.

In line with G-20 Leaders' commitments, Australia will join with other countries in contributing to a substantial increase in IMF borrowed resources through an expanded and more flexible New Arrangements to Borrow ("NAB").  An existing US$1.24 billion (approximately A$1.53 billion) line of credit Australia has made available to the IMF will be increased to US$7.0 billion (approximately A$8.63 billion).  See "Government Finance—Guarantees and Other Contingent Liabilities—Other Contingent Liabilities and Undertakings" in this Description of the Commonwealth of Australia.

Australia is also a member of the International Bank for Reconstruction and Development ("IBRD") and its affiliates in the World Bank Group:  the International Finance Corporation (the "IFC"); the International Development Association (the "IDA"); the Multilateral Investment Guarantee Agency (the "MIGA"); and the International Centre for Settlement of Investment Disputes (the "ICSID").

As at 30 June 2009, Australia held 24,464 shares in the IBRD, with the value of the paid-in portion of these shares amounting to $259 million.

Australia also held 47,329 fully paid shares in the IFC, valued at $69.1 million, and 3,019 shares in MIGA, with the value of the paid-in portion of these shares totalling $10.7 million. Each member country is equally represented in the ICSID, with no system of shareholding.

In December 2007, Australia committed to contribute $583 million to the fifteenth replenishment of the IDA.

Australia is also a member of the Asian Development Bank (the "ADB"), holding 204,740 shares.  As at 30 June 2009, the value of the paid-in portion of these shares amounted to $287 million.  The Australian Government will contribute to the ADB's recently announced general capital increase.  Australia's contribution of paid-in capital will be US$198 million and will be paid over a ten year period from 2010-11.  Australia will also subscribe to a further US$4.7 billion in callable capital.  See "Government Finance—Guarantees and Other Contingent Liabilities—Other Contingent Liabilities and Undertakings" in this Description of the Commonwealth of Australia.  In addition, Australia contributes to the ADB's concessional lending arm, the Asian Development Fund (the "ADF").  In May 2008, Australia committed to contribute $333 million to the ninth replenishment of the ADF.

Australia is also a member of the European Bank for Reconstruction and Development (the "EBRD"), holding 20,000 shares.  As at 30 June 2009, the value of the paid-in portion of these shares was $84.8 million.

Australia is a member of the Organisation for Economic Co-operation and Development (the "OECD"), the Asia-Pacific Economic Co-operation Forum ("APEC") and the East Asia Summit.  Australia is also a member of the Group of Twenty ("G-20") forum.

In addition, Australia is a member of various other regional and international organisations, including the United Nations and many of its affiliated agencies.

CURRENCY, MONETARY AND BANKING SYSTEM

Australian Currency

Australia's unit of currency is the Australian dollar.  Australia's currency comprises both coins and notes.  Coins are issued by the Treasurer of the Commonwealth of Australia under the Currency Act 1965 (Cth); those intended for circulation include denominations of 5, 10, 20 and 50 cents and $1 and $2.  Numismatic (un-circulating collector) legal tender coins are also approved for sale by the Treasurer from time to time.  Under the Reserve Bank Act 1959 (Cth), Australia's currency notes are issued by the Reserve Bank of Australia (the "RBA") in five denominations:  $5, $10, $20, $50 and $100.

Monetary Conditions

The RBA's monetary policy operates within the framework of a medium-term inflation target of 2 to 3% on average over the cycle.  Given the lags involved in the operation of monetary policy, the RBA sets monetary policy in a forward-looking manner in order to achieve its medium-term inflation target.  Maintaining low inflation, and therefore low inflation expectations, is vital to ensuring that economic growth is sustained, thereby supporting productive investment and employment.

The RBA carefully monitors a range of domestic and international economic and financial indicators in gauging inflationary pressures.  These indicators cover economic conditions, prices, wages, the labour market and financial conditions.

In Australia, the stance of monetary policy is expressed in terms of a target for an overnight interest rate. The rate used by the Reserve Bank of Australia is the cash rate (also known as the interbank overnight rate). The Reserve Bank of Australia's measure of the cash rate is the interest rate which banks pay or charge to borrow funds from or lend funds to other banks on an overnight unsecured basis. The Reserve Bank of Australia calculates and publishes the cash rate each day on the basis of data collected directly from banks. When the Board of the Reserve Bank of Australia determines that a change in monetary policy should occur, it specifies a new target (known as the target cash rate) for the cash rate.  The Reserve Bank of Australia's open market operations are designed to ensure that the actual cash rate remains close to the target cash rate.

Movements in interest rates over the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years and the monthly periods since June 2009 are provided in the table below.

Table 25:  Key interest rates
Period	Target Cash Rate (%)	90 Day Bank Bill Yield (%)	10 Year Bond Yield (%)

Year ended:
30 June 2005	5.50	5.66	5.11
30 June 2006	5.75	5.97	5.79
30 June 2007	6.25	6.43	6.26
30 June 2008	7.25	7.80	6.45
30 June 2009	3.00	3.20	5.52
Month ended:
31 July 2009	3.00	3.16	5.60
31 August 2009	3.00	3.40	5.41
30 September 2009	3.00	3.37	5.36
31 October 2009	3.25	3.88	5.54
4 November 2009(a)	3.50	3.92	5.53
(a)	Data as at close of business on 4 November 2009. Effective 4 November 2009, the Reserve Bank of Australia increased the target cash rate to 3.50%.
Source: Reserve Bank of Australia.

The following table sets out monetary aggregate data for each of the 2004-05, 2005-06, 2006-07, 2007-08 and 2008-09 fiscal years.

Table 26:  Monetary aggregates
	2004-05		2005-06		2006-07		2007-08		2008-09
	A$b	%(a)	A$b	%(a)	A$b	%(a)	A$b	%(a)	A$b	%(a)
M1(b)	176.1	7.4	194.2	10.1	226.0	15.6	234.2	0.6	255.6	8.8
M3(c)	678.5	9.2	747.3	9.6	869.5	16.2	1,035.5	18.2	1,178.3	13.7
Broad Money(d)	764.6	11.3	841.2	9.2	964.0	14.3	1,121.1	14.3	1,246.3	11.0
(a)
12-month ended percentage change. Where available, growth rates are reported in seasonally adjusted terms and adjusted for the effects of breaks in the series, as recorded in the technical notes to the tables in the Reserve Bank of Australia Bulletin.

(b)	M1 is defined as currency plus bank current deposits of the private non-bank sector.
(c)	M3 is defined as M1 plus all other authorised deposit-taking institution deposits of the private non-ADI sector.
(d)
Broad money is defined as M3 plus non-deposit borrowings from the private sector by all financial intermediaries, less the holdings of currency and bank deposits by registered financial corporations and cash management trusts.

Source:  Reserve Bank of Australia Bulletin.

Regulation of the Financial System

Australia's financial regulation framework is based on three separate agencies operating on functional lines. These institutions have prime responsibility for maintaining the safety and soundness of financial institutions, protecting consumers and promoting systemic stability through implementing and administering the regulatory regimes that apply to the financial sector. Specifically,

•
the Australian Prudential Regulation Authority ("APRA") is responsible for prudential regulation and supervision of authorised deposit-taking institutions, general and life insurance companies and superannuation funds;

•	the Australian Securities and Investments Commission ("ASIC") is responsible for market conduct and investor protection; and

•	the Reserve Bank of Australia has responsibility for monetary policy, overseeing financial system stability and oversight of the payments system.

Figure 1:  Key regulatory agencies in Australia

Responsibility for the operational or day-to-day supervision of financial institutions and markets lies with these individual regulators, while accountability for the broad framework for the regulation of the financial sector rests with the Australian Government, aided by the Council of Financial Regulators and the Australian Treasury.

The Council of Financial Regulators consists of high-level representatives of the RBA, Treasury, APRA and ASIC. Given the central role played by each of these entities in the formulation of financial sector policy, in interacting with foreign counterparts and standard setters and in monitoring and evaluating trends in domestic and international markets, the Council of Financial Regulators is an important forum for addressing emerging trends and policy issues. This coordination is crucial especially in the event of a crisis, when the Council would serve as the key coordinating body for developing an official response. The role of the Council in crisis coordination is facilitated by a Memorandum of Understanding ("MOU") dealing specifically with financial crisis management arrangements signed in September 2008.  The MOU reflects the strong commitment of Australia's regulatory agencies to the open exchange of information and to a co-ordinated response to potential threats to the stability of Australia's financial system. The MOU covers the objectives of financial distress management and the principles that guide decisions and actions during times of financial distress, and also sets out the responsibilities of the individual Council members during such times.

The regulation of the financial sector operates under the following Commonwealth legislation:

•	Australian Securities and Investments Commission Act 2001 (Cth);

•	Corporations Act 2001 (Cth);

•	Australian Prudential Regulation Authority Act 1998 (Cth);

•	Payment Systems (Regulation) Act 1998 (Cth);

•	Payment Systems and Netting Act 1998 (Cth);

•	Financial Sector (Shareholdings) Act 1998 (Cth);

•	Financial Sector (Business Transfer and Group Restructure) Act 1999 (Cth);

•	Retirement Savings Accounts Act 1997 (Cth);

•	Life Insurance Act 1995 (Cth);

•	Superannuation Industry (Supervision) Act 1993 (Cth);

•	Insurance Acquisitions and Takeovers Act 1991 (Cth);

•	Insurance Act 1973 (Cth);

•	Banking Act 1959 (Cth); and

•	Reserve Bank Act 1959 (Cth).

In addition, the Australian Competition and Consumer Commission has responsibility for competition policy under the Trade Practices Act 1974 (Cth).  That responsibility extends across the entire economy, including the financial sector.

Reserve Bank of Australia

The RBA is responsible for maintaining stability of the overall financial system, promoting the safety and efficiency of the payments system, managing the issuance of banknotes, providing banking services for the Australian Government, and managing Australia's Official Reserve Assets.

The RBA is also responsible for monetary policy, which is determined by the Board of the Bank and is set in terms of the level of the cash rate (the interest rate on unsecured overnight funds). The RBA undertakes daily operations in the short-term money markets to ensure that the actual cash rate remains close to the monetary policy target.

The RBA's market operations are very flexible, permitting it to deal daily with a wide range of counterparties across a wide range of maturities, and allowing it to respond rapidly to any tensions in the domestic money market.

In exceptional circumstances, the RBA may provide liquidity support to an individual authorised deposit-taking institution, if the institution was solvent and its failure to make payments would have systemic implications. In assessing solvency, the RBA would rely on APRA's judgment.

The statement of financial position of the Reserve Bank of Australia as of each of 30 June 2007, 2008 and 2009 is set out in the table below.

Table 27:  Statement of financial position – Reserve Bank of Australia
	30 June 2007	30 June 2008	30 June 2009
	(A$ millions)

ASSETS
Cash and cash equivalents	586	862	772
Australian dollar securities	34,955	54,702	47,125
Foreign exchange	93,538	42,505	51,156
Gold	2,001	2,509	2,957
Property, plant and equipment	421	456	443
Loans, advances and other	393	438	513
Total Assets	131,894	101,472	102,966
LIABILITIES
Deposits	65,830	39,006	34,266
Distribution payable to Australian Government	1,085	1,403	5,977
Other	16,072	9,786	2,093
Australian notes on issue	40,289	42,064	48,087
Total Liabilities	123,276	92,259	90,423

Net Assets	8,618	9,213	12,543
Capital and Reserves
Reserves:
Unrealised profits reserves	53	80	2,332
Asset revaluation reserves	2,239	2,807	3,308
Reserve Bank Reserve Fund	6,286	6,286	6,863
Capital	40	40	40
Total Capital and Reserves	8,618	9,213	12,543
Source: Reserve Bank of Australia Annual Report 2009 and Annual Report 2008.

Australian Prudential Regulation Authority

The Government established APRA on 1 July 1998 as the single prudential regulator in the Australian financial system. APRA oversees authorised deposit-taking institutions (including banks, building societies and credit unions), as well as life and general insurance companies (including reinsurers and friendly societies) and most members of the superannuation industry (other than self-managed superannuation funds).  The aim was to create a prudential regulation framework that would not only meet safety and stability objectives, but would increase the competitiveness and efficiency of the financial system by ensuring that regulation is applied consistently for similar functions.

APRA Regulated Institutions

As detailed in the table below, APRA-regulated institutions hold approximately $3.6 trillion in assets for 22 million Australian depositors, policyholders and superannuation fund members.

Table 28:  APRA-Regulated Institutions
	Number of Institutions			Assets (A$ billions)
APRA-Regulated Institutions	30 June 2008	30 June 2009	% Change	30 June 2008	30 June 2009	% Change
ADIs	211	193	-8.5	2,419.1	2,663.3	10.1
Representative offices of foreign banks	18	17	-5.6	-	-	-
General insurers	130	132	1.5	91.2	95.2	4.4
Life insurers	32	32	0.0	237.3	212.7	-10.4
Friendly societies	24	19	-20.8	6.6	6.1	-7.6
Licensed trustees	292	278	-4.8	-	-	-
Superannuation entities	6,250	4,914	-21.4	672.7	639.2	-5.0
Non-operating holding companies	18	17	-5.6	-	-	-
Total	6,975	5,602	-19.7	3,426.9	3,616.5	5.5
Source: Australian Prudential Regulation Authority.

Funding

APRA is funded largely by the industries that it supervises through a levy on regulated entities. The Government has provided APRA with the necessary resources to enable it to manage the effects of the global financial crisis.  In October 2008, the Government agreed to provide additional funding to APRA of $9 million in 2008-09, $18.5 million in 2009-10 and $9 million in 2010-11 and 2011-12 to ensure that APRA continues to have sufficient resources to fulfil its role in light of global developments. This funding was provided from the 2008-09 Budget, rather than being recovered from levies on the financial sector. Before this budget measure, APRA's budget was approximately $100 million (recovered mainly from levies on the financial sector) for around 570 staff.

Governance

APRA's governance structure comprises a full-time Executive Group of at least three and no more than five Members. The Executive Group is responsible and accountable for the operation and performance of APRA. It currently has a Chairman, a Deputy Chairman and a Member.

APRA's Main Powers

Australian legislation provides APRA with strong powers to regulate and intervene in the operations of financial institutions to protect depositors, policy holders and fund members and to maintain the stability of the financial system.

APRA's main powers are provided by acts relating to each industry sector that it regulates: the Banking Act 1959 (Cth), the Insurance Act 1973 (Cth), the Life Insurance Act 1995 (Cth) and the Superannuation Industry (Supervision) Act 1993 (Cth).  These acts provide APRA with the following main types of powers in regulating financial institutions:

•	authorisation or licensing powers;

•	powers to make, apply and enforce prudential standards;

•	powers to collect information, to conduct on-site examinations of supervised entities and to require third-party audits; and

•
powers to act in circumstances of financial difficulties to protect depositors, policy holders and superannuation fund members and to maintain the stability of the financial system, including powers related to investigating, giving directions and assuming control of supervised entities in difficulty.  APRA can appoint a statutory manager to assume full control of an authorised deposit-taking institution and can apply to the courts for the appointment of a judicial manager to assume control of a general or life insurer.

In broad terms, the powers available under each Act are similar but they vary somewhat reflecting the specific characteristics of each industry sector.

In relation to the ADI sector, APRA has wide-ranging powers under the Banking Act 1959 (Cth) to investigate the affairs of an ADI and/or issue a direction to an ADI.  For example, APRA can direct an ADI:

•	to comply with a prudential requirement;

•	to conduct an audit of its affairs;

•	to remove a director, executive officer or employee; or

•	not to undertake a particular transaction.

APRA also has the power to revoke an ADI's authorisation if it fails to meet its authorisation requirements.

In a situation where an ADI may be unable to meet its obligations or where the interests of depositors or financial system stability are at risk, APRA has the power under the Banking Act 1959 (Cth) to replace an ADI's Board of Directors with a statutory manager, which must manage the ADI in a manner that is consistent with interests of depositors and financial system stability.  In addition to the powers of the Board, the statutory manager has powers to alter the share capital of the ADI, such as by issuing new shares, and can alter the ADI's governance arrangements including its constitution.  The statutory manager can also sell or dispose of the assets of the ADI.

APRA also has the power to compulsorily transfer the business of the ADI to another entity using the Financial Sector (Business Transfer and Group Restructure) Act 1999 (Cth).  The receiving entity must consent to the transfer.

APRA also has responsibility for administering the Financial Claims Scheme established in October 2008 in respect of ADIs and general insurers.  The Financial Claims Scheme provides protection from loss for depositors in ADIs and policyholders and other claimants in general insurers in the event an ADI or general insurer becomes insolvent.  The Financial Claims Scheme establishes:

•	measures under Division 2AA of the Banking Act 1959 (Cth) to:

-	protect account holders' deposits made with eligible ADIs (other than foreign ADIs), and interest accrued on such deposits, to a total maximum value of $1,000,000 per customer per ADI; and

-	facilitate prompt access by account holders to deposits protected under the Financial Claims Scheme in the event that an ADI fails; and

•	measures under Part VC of the Insurance Act 1973 (Cth) to facilitate the payment of moneys payable under valid claims made by eligible claimants against a general insurer that has become insolvent.

Prudential Regulation

APRA has developed a regulatory framework for ADIs that is based on the banking supervision principles published by the Basel Committee on Banking Supervision.  The framework for prudential regulation includes requirements regarding capital adequacy, credit risk, market risk, funds management and securitisation, liquidity, credit quality, large exposures, associations with related entities, outsourcing, business continuity management, risk management of credit card activities, audit and related arrangements for prudential reporting, governance and fit and proper management.

Prudential regulation is concerned fundamentally with the quality of a financial institution's systems for identifying, measuring and managing the various risks in its business and, in most cases, with the adequacy of its capital as a buffer against unexpected losses.  It promotes prudent behaviour by regulated entities with the objective of reducing the likelihood of institutional insolvency and consequential losses to policyholders, depositors or members and financial system instability.

Implementation of Basel II in Australia

APRA implemented the Basel II framework on 1 January 2008. This new framework is designed to strengthen risk management and provide more risk-sensitive capital requirements for deposit-taking institutions.

All ADIs in Australia are subject to Basel II. Subject to APRA approval, ADIs can choose to implement the standard approaches or more advanced approaches for credit risk and operational risk. The great majority of ADIs have chosen to use the standardised Basel II approaches in determining their regulatory capital charge. The largest ADIs have chosen more sophisticated approaches under Basel II, which allow them to use some of their own quantitative risk estimates in calculating regulatory capital.

The new prudential rules under Basel II provide the Australian banking system with an enhanced regulatory framework for the protection of depositors and the maintenance of systemic stability.

Although the intention of the Basel Committee on Banking Supervision was to maintain consistency of capital adequacy regulation across countries and avoid a significant source of competitive inequality among internationally active banks, international comparisons need to take into account the particularities of the implementation of the Basel framework in each country. These include:

•	the use of national discretions within the Basel Framework;

•	the implementation of advanced models;

•	supervisory adjustments imposed under Pillar 2 by local regulators;

•	other regulatory requirements (e.g., accounting or tax); and

•	transitional arrangements.

In implementing Basel II, APRA has exercised a number of discretions to make the framework more robust and relevant in the Australian market. These discretions include:

•
The risk-weights for residential mortgage lending in the standardised approach were made considerably more granular, adding to the risk-sensitivity of capital. The Basel II approach is that home loans are subject to a 35% risk weight. APRA instead introduced a grid of risk-weights based upon loan to value ratio, lenders' mortgage insurance status and product type (e.g., whether the loan is a standard or non-standard housing loan), which starts at 35% and runs to 100%.

•	APRA chose not to adopt a lower risk-weight for 'other retail assets' under the standardised approach, believing it would not provide a sufficient buffer against credit risk and concentration risk.

•	For banks using the advanced approaches to measure capital adequacy, APRA has established a minimum capital requirement for interest rate risk in the banking book under Pillar 1.

Australian Securities and Investments Commission

ASIC is an independent statutory body established under the Australian Securities and Investments Commission Act 2001 (Cth).

ASIC administers the Corporations Act 2001 (Cth) (the "Corporations Act"), including the provisions governing the operation of companies in Australia, corporate fundraising, financial reporting, takeovers and compulsory buy outs and external administration/insolvency.

ASIC is also responsible for registering and supervising the operation of managed investment schemes.  The regulatory framework governing collective investment vehicles was reformed in 1998 through the passage of the Managed Investments Act 1998 (Cth).

ASIC has responsibility for the investor protection regime that applies to the provision of financial services.  The regime includes licensing, conduct and disclosure provisions that apply to financial services providers, as well as product disclosure provisions applicable to financial products.

Financial markets and clearing and settlement facilities are licensed by the relevant Minister. ASIC is responsible for monitoring compliance by market and clearing and settlement facility licensees with the relevant legislative frameworks.  On 24 August 2009, the Government announced that ASIC will become responsible for supervision of real time trading on all of Australia's domestic licensed markets.  It is currently intended that ASIC will commence performing this function in the third quarter of 2010.  The RBA is responsible for issuing financial stability standards for clearing and settlement facilities and it monitors compliance with those standards.  Australia's major licensed financial markets and clearing and settlement facilities are operated by ASX Limited and its subsidiaries.

ASIC is also responsible for administering the market misconduct provisions of the Corporations Act, which cover market manipulation, insider trading and misleading or deceptive conduct.

Other Regulatory Entities

Australian Competition and Consumer Commission

The Australian Competition and Consumer Commission (the "ACCC") has responsibility for competition policy under the Trade Practices Act 1974 (Cth) (the "TPA").  This responsibility extends across the entire economy, including the financial sector.

The TPA prohibits anti-competitive arrangements between competitors, such as price fixing, market sharing and boycotts.

Industry regulation

The Australian Bankers' Association (the "ABA") is the national organisation of licensed banks in Australia. Any body corporate duly authorised to carry on banking business in Australia and carrying on such banking business may become a member of ABA.

ABA is funded by its 26 member banks ranging from traditional retail, trading bank-style organisations to regional banks, foreign bank and wholesale banks.  Contributions to its operational expenditure are based on individual member bank's liabilities in Australia.

The ABA's revised Code of Banking Practice is the banking industry's customer charter on best banking practice standards. The Code sets out the banking industry's key commitments and obligations to customers on standards of practice, disclosure and principles of conduct for banking services. The Code applies to personal and small business bank customers.

Abacus–Australian Mutuals, the industry association for Australian credit unions, mutual building societies and friendly societies, also keeps industry codes to which its members are signatories.  Abacus members subscribe to codes establishing standards of service to customers.  Abacus has developed a consolidated Mutual Banking Code of Practice that applied to building societies and credit unions from 1 July 2009.

Signatories to the codes are obliged to respond to complaints about non-compliance, and the relevant external dispute resolution scheme can also hear and resolve such complaints.

The Financial System Regulatory Regime

The Australian Government is committed to increasing competition and contestability across the broad spectrum of financial products, without sacrificing the basic goals of safety and stability in the financial system.  The regulatory system enables the non-bank deposit-taking sector to provide a more effective source of competition for the banks in the retail market by operating under the same regulatory framework as banks.  These institutions are able to maintain commercial flexibility by retaining different corporate structures, including mutuality, and the terms 'building society' and 'credit union'.  The Government is also paving the way for greater future participation by non-traditional suppliers in financial services markets, where there is demonstrable congruity between financial and non-financial activities.  One example of this is 2002 reforms to credit card schemes, which established a new category of ADI, broadening the range of organisations authorised to provide credit card services.  This increased competition on incumbents from both credit card specialists and large payments-processing institutions.  Prudential controls, to ensure these new players do not increase systemic risk, apply.

Australia maintains a stable, competitive and efficient financial system that is not only positioned to compete strongly in the global economy, but also offers opportunities for those seeking to do business in Australia or to use Australia as a focal point for regional activities.

There is no restriction on the number of foreign banks that may apply for banking licenses.  The blanket ban on the takeover of domestic institutions has been removed although such applications are still assessed on a case by case basis under the Foreign Acquisitions and Takeovers Act 1975 (Cth) and the Financial Sector (Shareholdings) Act 1998 (Cth).

Foreign banks wishing to establish a retail bank in Australia may enter as a licensed subsidiary, subject to full prudential supervision.  They may also establish as a licensed foreign bank branch to conduct wholesale banking, as branches are restricted from accepting retail deposits below $250,000.  They may also establish as an unlicensed money market corporation or merchant bank.  Furthermore, the establishment of new merchant banks involving investments of less than $10 million is exempt from foreign investment screening.  As at 31 October 2009, there were 44 foreign owned banks operating in Australia, comprising 9 locally incorporated subsidiaries and 35 branches of foreign banks.

GOVERNMENT FINANCE

The basic provisions relating to the receipt and payment of public moneys of the Australian Government are set out in the Constitution and the Financial Management and Accountability Act 1997 (Cth) (the "FMA Act").  The FMA Act sets out requirements relating to the collection and custody of public money; accounting, reporting and audit; and borrowing and investment.  The Commonwealth Authorities and Companies Act 1997 (Cth) sets out separate financial and corporate governance requirements for corporations controlled by the Australian Government.  The general administration of Australian Government finances is the responsibility of the Minister for Finance and Deregulation.

Under the Constitution, all moneys or revenues received by the Australian Government form one Consolidated Revenue Fund, to be appropriated for the purposes of the Commonwealth of Australia.  All disbursements made from the Consolidated Revenue Fund must be made under appropriation made by the Parliament.

The financial statements and accounting records of each Australian Government agency and the consolidated financial statements of the Government must be audited by the Australian Auditor-General.  The Australian National Audit Office ("ANAO") supports the Auditor-General in conducting financial statement and performance audits.  All financial statements must be tabled in the Parliament by the responsible Minister within the relevant agency's annual report.  These financial statements are audited by the Auditor-General, who may also report to the Parliament on a wide range of other matters relating to public administration.

Federal Government Budget

As part of each annual budget, the Treasurer presents annual Appropriation Bills to the Parliament.  The Bills detail the purposes for which funds are to be expended by Government agencies.  Additional Appropriation Bills may be enacted by Parliament during the course of a fiscal year to provide funds for new expenditures approved by the Government after the passage of the annual budgetary Appropriation Bills.

The major part of the budget is appropriated under 'special' or 'standing' appropriations contained in special legislation that does not require annual re-enactment.  For example, the payment of social security benefits and pensions are provided for in this manner.

The Australian Government's main fiscal indicators are the 'underlying cash balance' and the 'fiscal balance' (respectively cash and accrual measures of government finance statistics net lending), with the predominant focus on the underlying cash balance for assessing the Government's fiscal strategy.  The move to accrual budgeting now means that the budget papers contain a complete set of accrual financial statements (i.e., an operating statement, a statement of assets and liabilities, and a statement of cash flows).

The framework within which fiscal policy is conducted is set out in the Charter of Budget Honesty Act 1998 (Cth).  The Charter provides a framework for the conduct of Government fiscal policy. The purpose of the Charter is to improve fiscal policy outcomes. The Charter provides for this by requiring fiscal strategy to be based on principles of sound fiscal management and by facilitating public scrutiny of fiscal policy and performance.

The key elements of the Australian Government's medium-term fiscal strategy are:

•	achieving budget surpluses, on average, over the medium-term;

•	keeping taxation as a share of GDP, on average, below the level for 2007-08; and

•	improving the Government's net financial worth over the medium-term.

These medium-term objectives anticipate that fiscal policy will support economic growth and jobs by allowing the budget to move into temporary deficit during an economic downturn.

To ensure that growth is supported in a way that is consistent with the medium-term fiscal strategy, the Government committed in the 2009 UEFO to a two-stage fiscal strategy:

1.  Support the economy during the global recession

During the economic slowdown, the Government will continue to support the economy and jobs by:

•	allowing the variations in receipts and payments, which are naturally associated with slower economic growth, to drive a temporary underlying cash budget deficit; and

•
using additional spending to deliver timely, targeted and temporary stimulus, with the clear objective of other budget priorities and new policy proposals being met through a reprioritisation of existing policies.

2.  Deficit exit strategy as the economy recovers

As the economy recovers, and grows above trend, the Government will take action to return the budget to surplus by:

•
allowing the level of tax receipts to recover naturally as the economy improves, while maintaining the Government's commitment to keep taxation as a share of GDP below the 2007-08 level on average; and

•	holding real growth in spending to 2% a year until the budget returns to surplus.

In 2006-07 and 2007-08, the underlying cash balance was $17.2 billion and $19.7 billion, respectively.  The Australian Government's underlying cash deficit was $27.1 billion (-2.3% of GDP) in 2008-09. In the 2009-10 MYEFO, Government budget underlying cash deficits of $57.7 billion (-4.7% of GDP) and $46.6 billion (-3.6% of GDP) were forecast for 2009-10 and 2010-11, respectively, and underlying cash deficits of $31.2 billion (-2.3% of GDP) and $15.9 billion (-1.1% of GDP) were projected for 2011-12 and 2012-13, respectively.

The Australian Government general government sector net debt for 2008-09 was -$16.1 billion (-1.3% of GDP).  The 2009-10 MYEFO projected net debt to increase across the forward estimates to 9.4% of GDP in 2012-13.

The Government will finance the projected budget deficits by issuing Commonwealth Government Securities.  See "Government Finance—Domestic Issuance of Government Bonds" in this Description of the Commonwealth of Australia.

Commonwealth Budget Position as at 30 June 2009

In 2008-09, the Australian Government general government sector recorded an underlying cash deficit of $27.1 billion, or -2.3% of GDP. The fiscal balance was in deficit by $29.7 billion, or -2.5% of GDP.

The following table sets out general government sector budget aggregates for each of the 2006-07, 2007-08 and 2008-09 fiscal years.

Table 29:  Australian Government general government sector budget aggregates
	2006-07(a)	2007-08(a)	2008-09
Accrual aggregates
Revenue (A$ billions)	278.4	303.7	298.9
Per cent of GDP	26.6	26.8	24.9
Expenses (A$ billions)	259.2	280.1	324.6
Per cent of GDP	24.8	24.7	27.0
Net operating balance (A$ billions)	19.3	23.6	-25.6
Net capital investment (A$ billions)	2.3	2.6	4.1
Fiscal balance (A$ billions)	16.9	21.0	-29.7
Per cent of GDP	1.6	1.9	-2.5

Cash aggregates
Underlying cash balance (A$ billions)	17.2	19.7	-27.1
Per cent of GDP	1.6	1.7	-2.3

	2006-07(a)	2007-08(a)	2008-09
Balance sheet measures
Net debt (A$ billions)	-29.2	-44.8	-16.1
Per cent of GDP	-2.8	-4.0	-1.3
Net worth (A$ billions)	46.7	71.2	19.7
Per cent of GDP	4.5	6.3	1.6
(a)
Data for 2006-07 and 2007-08 fiscal years has been adjusted for accounting changes to ensure consistency where relevant.  For further information on these adjustments, see the following: 2008-09 Budget, Budget Paper No. 1, Statement 10; Final Budget Outcome 2007-08, Appendix B; Mid-Year Economic and Fiscal Outlook 2008-09 Statement, Appendix D; 2009-10 Budget, Budget Paper No. 1, Statement 10.

Source:  Final Budget Outcome 2008-09.

Total Australian Government general government sector net worth declined by $51.4 billion in 2008-09 to around $19.7 billion, largely reflecting the budget deficit. Net debt increased by $28.7 billion in 2008-09 to around -$16.1 billion or -1.3% of GDP (from -$44.8 billion or -4.0% of GDP in 2007-08).

The following table sets out general government sector revenue for each of the 2006-07, 2007-08 and 2008-09 fiscal years.

Table 30:  Australian Government general government sector revenue
	2006-07	2007-08	2008-09
	(A$ millions)
Individuals and other withholding taxes
Gross income tax withholding	107,809	114,700	117,086
Gross other individuals income tax	26,952	31,036	32,260
less: Individuals refunds	17,147	19,601	23,569
Total individuals and other withholding taxes	117,614	126,135	125,777
Fringe benefits tax	3,754	3,796	3,581
Company tax	58,538	64,790	60,705
Superannuation funds	7,879	11,988	9,227
Petroleum resource rent tax	1,594	1,871	2,099
Total income taxation revenue	189,378	208,579	201,389

Sales taxes	42,284	45,486	43,716
Excise duty
Petroleum and other fuel products and crude oil	14,653	15,085	13,148
Other excise	8,082	8,441	11,171
Total excise duty	22,734	23,526	24,319
Customs duty	5,644	6,070	6,276
Other indirect taxes	2,470	2,567	2,954
Total indirect taxation revenue	73,132	77,650	77,264

Total taxation revenues	262,510	286,229	278,653

Interest received	4,313	5,558	5,124
Dividends, sales of goods and services and other non-taxation revenue	11,587	11,942	15,156
Total non-taxation revenue	15,900	17,500	20,280

Total revenue	278,410	303,729	298,933
Source:  Data for 2006-07 and 2007-08 fiscal years sourced from 2009-10 Budget, Budget Paper No. 1, Statement 5, Table C1, adjusting for accounting changes to ensure consistency where relevant, and unpublished Treasury data.  Data for 2008-09 fiscal year sourced from Final Budget Outcome 2008-09.

Total accrual revenue in 2008-09 was around $298.9 billion.

The table below provides information on general government sector expenses by function for each of the 2006-07, 2007-08 and 2008-09 fiscal years.

Table 31:  Australian Government general government sector expenses by function
	2006-07	2007-08	2008-09
	(A$ millions)
General public services
Legislative and executive affairs	870	961	728
Financial and fiscal affairs	4,832	6,102	6,331
Foreign affairs and economic aid	3,409	3,881	4,763
General research	2,476	2,146	2,237
General services	667	925	995
Governmental superannuation benefits	2,679	2,600	2,142
Defence	16,729	17,670	19,190
Public order and safety	3,318	3,506	3,558
Education	16,913	18,433	22,601
Health	39,948	44,397	49,146
Social security and welfare	92,083	97,842	124,581
Housing and community amenities	2,909	2,910	5,080
Recreation and culture	2,561	3,207	3,107
Fuel and energy	4,635	5,361	5,806
Agriculture, forestry and fishing	2,831	3,834	2,723
Mining, manufacturing and construction	1,920	1,410	1,911
Transport and communications	3,296	4,129	6,941
Other economic affairs
Tourism and area promotion	196	207	192
Labour and employment affairs	4,041	4,506	5,040
Other economic affairs	934	1,213	1,275
Other purposes
Public debt interest	3,592	3,544	3,946
Nominal superannuation interest	5,487	6,011	6,715
General purpose intergovernmental transactions	42,133	45,277	45,248
Natural disaster relief	115	28	312
Contingency reserve(a)	589	8	0
Total expenses	259,161	280,109	324,569
(a)	Asset sale related expenses are treated as a component of the contingency reserve.
Source:  Data for 2006-07 fiscal year sourced from Final Budget Outcome 2006-07, adjusting for accounting changes to ensure consistency where relevant.  Data for 2007-08 fiscal year sourced from Final Budget Outcome 2007-08.  Data for 2008-09 fiscal year sourced from Final Budget Outcome 2008-09.

Total accrual expenses were around $324.6 billion in 2008-09.

General government sector net capital investment by function is set out in the table below.

Table 32: Australian Government general government sector net capital investment by function
	2006-07	2007-08	2008-09
	(A$ millions)
General public services	332	372	223
Defence	1,069	1,478	3,028
Public order and safety	166	139	109
Education	10	4	5
Health	104	46	73
Social security and welfare	217	175	52
Housing and community amenities	40	159	-36
Recreation and culture	83	53	27
Fuel and energy	3	2	11
Agriculture, forestry and fishing	17	49	443
Mining, manufacturing and construction	19	9	-2
Transport and communications	1	5	13
Other economic affairs	236	99	114
Other purposes	35	2	4
Total net capital investment	2,333	2,593	4,064
Source:  Data for 2006-07 fiscal year sourced from Final Budget Outcome 2006-07, adjusting for accounting changes to ensure consistency where relevant.  Data for 2007-08 fiscal year sourced from Final Budget Outcome 2007-08.  Data for 2008-09 fiscal year sourced from Final Budget Outcome 2008-09.

Total net capital investment for 2008-09 was around $4.1 billion.

Commonwealth Investment in the National Broadband Network

On 7 April 2009, the Australian Government announced that the Commonwealth of Australia would establish a new company to build and operate a new National Broadband Network.  For further information regarding the specifications of the National Broadband Network, see "Major Industries—Communication Services —Telecommunications" in this Description of the Commonwealth of Australia.

The newly established company will invest up to $43 billion over eight years to build the National Broadband Network.  The Commonwealth of Australia will be the majority shareholder of the company, but significant private sector investment in the company is anticipated. The Commonwealth of Australia intends to sell down its interest in the company within five years after the National Broadband Network is built and fully operational, consistent with market conditions, and national and identity security considerations.

The Australian Government will make an initial investment in the National Broadband Network of $4.7 billion, funded through the Building Australia Fund and the issuance of Aussie Infrastructure Bonds, which will provide an opportunity for households and institutions to invest in the National Broadband Network.  Further Government investment will be subject to the outcomes of an Implementation Study and the level of private sector participation. Additional Government investment would be funded by the issuance of Aussie Infrastructure Bonds.

The Australian Government has commenced an Implementation Study to determine the operating arrangements, detailed network design and ways to attract private sector investment in the company. Specific funding levels for the National Broadband Network will also be finalised at the conclusion of the Implementation Study in early 2010.

Budget implications

The Commonwealth of Australia's intention is for the company to operate as a Public Non-Financial Corporation ("PNFC") charging economically significant prices.  Financial investments by the Commonwealth of Australia in PNFCs do not have a direct impact on the underlying cash balance. However, investments funded from borrowings have an indirect impact through public debt interest costs, which the Australian Government has taken into account in preparation of its 2009-10 Budget.

Pensions and Superannuation

Australia's Retirement Income System

Australia's retirement income system consists of three 'pillars':

•	a taxpayer-funded means-tested age pension for people who are unable to fully support themselves in retirement;

•	a minimum level of compulsory employer superannuation contributions made in respect of those in the workforce; and

•	voluntary private superannuation and other savings.

The age pension has been the cornerstone of Australia's retirement income system since 1909.  The age pension provides a modest retirement for those people who are unable to fully support themselves.  From 20 September 2009, the maximum single rate age pension increased by $32.49 per week to $17,507 per annum (from $14,615 per annum) and the maximum couple rate age pension increased by $10.14 per week to $26,390 per annum (from $24,414 per annum).  The actual amount an eligible person receives depends on their other income and assets.

Employers are currently required to provide a prescribed minimum level of superannuation support each year for each of their eligible employees. The prescribed minimum level of support is 9% of the employee's earnings. This minimum prescribed amount is known as the Superannuation Guarantee.  Payments under the Superannuation Guarantee are contributed to a complying superannuation fund or retirement savings account to be accessed by the employee upon retirement.

Voluntary superannuation savings are encouraged through concessional taxation treatment and other incentives.

As of 30 June 2009, APRA estimated that total Australian superannuation assets amounted to $1.08 trillion.

Superannuation for Commonwealth Employees

The Commonwealth of Australia operates and administers three main civilian superannuation schemes for Commonwealth sector employees. The current scheme is the Public Sector Superannuation Accumulation Plan (the "PSSAP") which was established by a trust deed under the provisions of the Superannuation Act 2005 (Cth).  PSSAP is a fully funded accumulation scheme.  PSSAP commenced on 1 July 2005 upon the closure of the Public Sector Superannuation Scheme (the "PSS") to new entrants.

The PSS commenced on 1 July 1990 upon the closure of the Commonwealth Superannuation Scheme (the "CSS") to new entrants.

At 30 June 2009, there were 19,807 contributors to the CSS and 124,987 contributors to the PSS and benefits were being paid to 115,613 CSS and 18,818 PSS pensioners.

The Commonwealth of Australia's estimated unfunded liability at 30 June 2009 for the CSS and PSS schemes was $80.4 billion.

In 2006, the Commonwealth established an investment fund known as the Future Fund to assist future Australian governments meet the cost of public sector superannuation liabilities by delivering investment returns on contributions to the Fund.  As of 30 September 2009, the value of the assets held by the Future Fund was $64.25 billion.

Paid Parental Leave

To boost participation and productivity in the long-term and improve work-family balance, the Australian Government announced as part of the 2009-10 Budget that it will invest $730.7 million over five years to deliver a Paid Parental Leave Scheme.  The Paid Parental Leave Scheme aims to increase future workforce participation to combat the impact of an ageing population in Australia by contributing to the development of flexible work arrangements to help parents balance their work and family commitments. The scheme will commence operation from 1 January 2011 and will be available to parents for births and adoptions occurring on or after that date.

The Paid Parental Leave Scheme is designed to enable parents to maintain attachment to the workforce and receive an income whilst nurturing their child. This is expected to encourage greater long-run female workforce participation by helping to address lifetime economic impacts of mothers' childbearing and caring roles.

Under the Paid Parental Leave Scheme, an eligible primary carer will receive taxable payments at the weekly rate of the prevailing Federal Minimum Wage — currently $543.78 — for a continuous period of up to 18 weeks. To be eligible for the Paid Parental Leave Scheme, the primary carer must satisfy a work test during the 13 months prior to the expected birth and have an adjusted taxable income of $150,000 a year or less.

The availability of a statutory Paid Parental Leave Scheme will increase the take up of leave available to women after childbirth to care for their child in the first months of life. Coupled with other leave arrangements, the scheme enables many more families to provide exclusive parental care for their children for the first six months.

Taxation

Commonwealth, State and Local Governments levy taxes in Australia.  Australia has no estate or gift taxes, or separate social security levy, although taxpayers pay a Medicare levy of 1.5% of taxable income (and may also be subject to an additional Medicare levy surcharge if they exceed certain income thresholds and do not take out complying private health insurance (see "Government Finance—Taxation—Personal Income Tax" in this Description of the Commonwealth of Australia)).

Australia's Future Tax System

On 13 May 2008, the Treasurer announced a review of Australia's tax and transfer system to recommend how Australia could deal with the demographic, social, economic and environmental challenges of the 21st century.  The review encompasses Australian Government and state taxes, but must reflect Government policy not to increase the rate or broaden the base of the goods and services tax ("GST"), and interactions with the transfer system.  A review panel oversees the review, consults with the public and is due to report by the end of 2009.  The Government asked the review panel to bring forward its consideration of retirement income to March 2009 and report to Government.  The report was publicly released with the 2009-10 Budget.

The key finding of the retirement income report was to retain the three-pillar architecture of the retirement income system.  For further information with respect to Australia's retirement income system, see "Government Finance—Pensions and Superannuation—Australia's Retirement Income System" in this Description of the Commonwealth of Australia.  The report also recommended an increase to the qualifying age for the age pension.

Legislation gradually increasing the qualifying age for the age pension from age 65 to age 67 by 1 January 2024 came into force on 29 June 2009.

Personal income tax

The Australian Government levies personal income tax, generally using the individual as the unit of assessment for the system.  Income subject to tax assessment includes salary and wage income, allowances, dividends, interest, capital gains, business income, certain pension payments, rents, royalties, partnership income and distributions from trusts.

The personal income tax system is based on self assessment.  Under the pay-as-you-go system, individuals may pay instalments of their expected tax liability on their income from employment, business, or investment for the current income year through withholdings and instalment payments.  Australian residents for tax purposes pay tax on income derived from within Australia and overseas.  However, previously taxed income from overseas either is exempt from Australian tax or attracts a tax credit.

From 1 July 2008, personal income tax cuts came into effect, worth $46.7 billion over the next four years.  Income tax rates and thresholds vary for 2008-09, 2009-10 and 2010-11 (Table 33).

Table 33:  Personal income tax rates and thresholds for residents
1 July 2008 to 30 June 2009		1 July 2009 to 30 June 2010		1 July 2010 to 30 June 2011
Taxable income (A$)	Rate (%)	Taxable income (A$)	Rate (%)	Taxable income (A$)	Rate (%)
0 - 6,000	0	0 - 6,000	0	0 - 6,000	0
6,001 – 34,000	15	6,001 – 35,000	15	6,001 – 37,000	15
34,001 – 80,000	30	35,001 – 80,000	30	37,001 – 80,000	30
80,001 – 180,000	40	80,001 – 180,000	38	80,001 – 180,000	37
180,001+	45	180,001+	45	180,001+	45
Source: 2008-09 Budget, Budget Paper No. 1.

Most residents also pay a Medicare levy of 1.5% of taxable income.  Residents may also be subject to an additional Medicare levy surcharge of 1.0% of taxable income if they exceed certain income thresholds and do not take out complying private health insurance.

Australian resident taxpayers may be eligible for the low income tax offset (the "LITO") to reduce tax paid by low- and middle-income earners.  As part of the tax cuts, the LITO increased from $750 in 2007-08 to $1,200 from 1 July 2008.  From 1 July 2009, the LITO increased to $1,350 and from 1 July 2010 it will increase to $1,500.  Taxpayers eligible for the full LITO will not pay income tax until their annual income exceeds $14,000 for 2008-09, $15,000 for 2009-10 and $16,000 for 2010-11.

Taxpayers ineligible for the full LITO also benefit from its increase.  The LITO begins to phase out at a rate of four cents for each dollar of income over $30,000 so some taxpayers with income over $30,000 may still benefit from some LITO.  For example, taxpayers will be able to receive some LITO on incomes of $60,000 for 2008-09, $63,750 for 2009-10 and $67,500 for 2010-11, thereby reducing their income tax liability.

Superannuation benefits paid, either as an income stream or as a lump sum, from a taxed source (that is one in which taxes have been paid on contributions and earnings) are tax-free for people aged 60 and over.  Where benefits are paid to a person below the age of 60, those benefits are subject to taxation.

In general, employers also pay tax (at 46.5%) on the grossed-up (i.e., tax inclusive) value of fringe benefits they provide to employees.

Foreign residents are taxed differently to Australian residents.  See "Government Finance—Taxation—Australia's jurisdiction to tax:  source and residence" in this Description of the Commonwealth of Australia.

Business tax arrangements

Corporate tax rate

The corporate tax rate is 30%.  This applies also to the corporate profits of a branch of an overseas company.

Dividend imputation

The dividend imputation system ensures company income distributed to resident individual shareholders is not double taxed.  Franked dividends, effectively paid from previously taxed company income, carry an imputation credit for shareholders.

Capital Gains Tax

Where assets are held for at least 12 months, capital gains tax applies to 50% of capital gains on the assets for individuals and trusts, and 66⅔% for superannuation funds.  A range of business restructure roll-overs, including scrip-for-scrip takeovers between companies and between trusts, provide for the roll-over of capital gains arising from the restructure.  Several capital gains tax concessions apply to capital gains on the disposal of active small business assets.  The capital gains tax discount does not apply to gains made on assets that are held on revenue account or as trading stock.

Research and Development

Eligible research and development ("R&D") expenditure attracts a 125% deduction and, for eligible companies, a 175% tax concession for additional R&D expenditure undertaken above the average level for the previous three years.

Primary production

Special provisions for primary producers include income averaging.

Capital allowances

A uniform capital allowance system, based on the effective life of assets, applies except where specific treatments apply (for example, for primary producers, Australian films, computer software and R&D).

Amortisation at 4% per year applies to the capital costs of income-producing buildings for eligible industrial activities; hotels, motels and guest houses containing at least ten bedrooms; and apartments, units or flats where the taxpayer owns at least nine other units in the building.

Amortisation at 2.5% per year applies to the capital cost of other income-producing buildings and structural improvements, including roads, dams, bridges and buildings used for R&D activities.

Investment allowance

A temporary investment allowance referred to as the Small Business and General Business Tax Break is available for investments in new tangible depreciating assets costing at least $10,000 (or at least $1,000, in the case of small businesses).  The investment allowance provides an additional tax deduction where the taxpayer starts to hold or starts to construct the asset between 13 December 2008 and 31 December 2009 and has the asset installed ready for use by 31 December 2010.  The investment allowance is also available for expenditure incurred to modify or improve existing assets, provided this expenditure satisfies the other eligibility criteria.

Small businesses can claim an additional tax deduction equal to 50% of the cost of the asset.  For other businesses, a deduction of 30% or 10% of the cost of the asset is available.  The 30% deduction applies where the taxpayer starts to hold or construct the asset before 30 June 2009 and has the asset installed ready for use by 30 June 2010.  The 10% deduction is available where the taxpayer starts to hold or construct the asset between 1 July 2009 and 31 December 2009, and has the asset installed ready for use by 31 December 2010.

The legislation to implement the investment allowance, contained in the Tax Laws Amendment (Small Business and General Business Tax Break) Act 2009 (Cth), became law on 22 May 2009.

Small businesses

Small businesses, with an aggregated annual turnover of less than $2 million, can access concessions covering income tax (including capital gains tax and simplified capital allowances rules), goods and services tax, pay-as-you-go instalments and fringe benefits tax.  Small businesses can also claim the temporary investment allowance discussed above at the 50% rate.

Taxation of Financial Arrangements Stages 3 and 4

The Taxation of Financial Arrangements ("TOFA") Stages 3 and 4, which was enacted by the Tax Laws Amendment (Taxation of Financial Arrangements) Act 2009 (Cth), covers, among other matters, accruals and other tax-timing rules as well as character-hedging rules.

Indirect tax

Goods and Services Tax

Goods and services tax ("GST") is a broad based value-added tax on most goods and services consumed in Australia.  It applies at a uniform rate of 10% on the supply or importation of taxable goods and services, based on the selling price.

The Australian Government collects GST revenue and distributes it to the States and Territories.  The GST rate and base can only be changed with unanimous support from State and Territory governments.

GST is levied on businesses at all stages of the production process.  Businesses are generally able to claim a credit for GST paid on business inputs.

Exemptions from GST include health, education and basic food.  GST is not levied on residential rents and financial services, but suppliers of these products and services generally cannot claim a credit for GST paid on production inputs.

Excise and customs duty

Excises are specific taxes on goods, including fossil fuel, alcohol (except wine products) and tobacco.

An excise equivalent customs tariff applies to imports of excisable goods and is collected at the border usually from importers or owners of the goods.  Additionally, customs tariffs apply to a range of imported textiles, clothing and footwear, passenger motor vehicles and other imported goods including foods, chemicals, industrial supplies, machinery and equipment, and household electrical items.  Businesses are not credited for tariffs paid on their imports.

Excise rates for tobacco and alcohol (except wine products) are indexed twice a year to the consumer price index.

Tobacco is taxed on a per stick basis for cigarettes and cigars, or by overall weight of tobacco for other products.  Beer and spirits are taxed on alcohol volume, with different beers attracting different rates.  Spirits attract a higher rate than full strength beer.

Fossil fuels, primarily petrol and diesel, attract an excise of 38.143 cents per litre, which is not indexed.  Aviation fuel attracts a rate of 2.854 cents per litre.  Fuel tax credits apply to fuel used for certain off-road uses and for on-road use in heavy vehicles.

If the legislation to introduce the Carbon Pollution Reduction Scheme is passed, the Government is committed to cutting fuel taxes on a cent-for-cent basis to offset the price impact on fuel as a result of the introduction of the Carbon Pollution Reduction Scheme for a three year transitional period.  Subject to Government review at the end of the transitional period, reductions in fuel tax made during the three year transitional period will become permanent.

The cut will apply to the fossil fuels like petrol and diesel that currently attract an excise of 38.143 cents per litre.  The cent-for-cent reduction will be based on the diesel Carbon Pollution Reduction Scheme carbon charge.  Based on current taxation arrangements and the introduction of a fixed emissions unit price of $10 per tonne, the reduction in excise will be 2.455 cents per litre for the year beginning 1 July 2011.

Wine equalisation tax

Wine is not subject to excise, but attracts a separate wine equalisation tax ("WET"), which applies as a percentage of the value of wine products.  The producer, importer or wholesaler normally pays 29% of the wholesale price of wine at the last wholesale sale of the wine.

A $500,000 WET producer rebate reduces the WET paid by small wine producers to zero.

Luxury car tax

The luxury car tax generally applies to the value of a domestic or imported passenger vehicle exceeding a threshold, $57,180 (in the year ending 30 June 2010), at a rate of 33% from 1 July 2008.

Luxury car tax concessions are available to certain fuel efficient cars and four wheel drives acquired by primary producers and eligible tourist operators.

Resource taxes and royalties

Specific resource taxes and royalties apply to the extraction of oil and gas.

Other taxes

A range of Australian government departments administer a broad range of smaller taxes, including charges for notional cost recovery, penalties, levies and licence fees.

Agricultural products attract more than 60 separate levies; this revenue funds services and research in specific agricultural industries.

Australia's jurisdiction to tax: source and residence

The taxation of income in Australia is principally determined on the basis of whether the entity is an Australian resident or a foreign resident for tax purposes. Australian residents are taxed on their worldwide income whereas foreign residents are taxed only on income sourced in Australia.

Double taxation

Double taxation is caused by overlapping tax jurisdictions arising from the application of the source and residence principles noted above. For example, two countries may seek to tax the same income. Relief from double taxation is typically provided under domestic law by either: (i) exempting the income from domestic tax, or (ii) crediting the foreign tax paid on that income against domestic tax. Australia also allows a deduction for foreign tax paid under certain limited circumstances. In addition to domestic law, bilateral tax treaties contain rules designed to eliminate double taxation.

Australia's tax treaties allocate taxing rights between the residence (of the person) and source (of the income) countries and require the former to eliminate double taxation when there are competing taxing rights. They also provide an agreed basis for allocating the income and expenses of multinational groups operating in both countries. In addition, they authorise administrative cooperation to prevent fiscal evasion and to assist in the collection of tax debts.  Australia has 42 bilateral tax treaties, based on the OECD Model Tax Convention on Income and on Capital.

Integrity rules

Thin capitalisation

Thin capitalisation rules aim to prevent undue exploitation by Australian and foreign multinational enterprises of the different tax treatment that applies to the payment of interest versus dividends; taxpayers can deduct interest but not dividends.  The rules prevent excessive debt financing (as opposed to equity financing) of Australian entities, by disallowing the interest expense if the debt finance exceeds certain limits.  The rules apply to:

•	Australian entities that operate internationally and some of their associates;

•	Australian entities that are foreign controlled; and

•	foreign entities that operate in Australia.

The rules do not apply to entities: (i) with an annual debt deduction of $250,000 or less; (ii) that are outward investing Australian entities at least 90% of whose assets are Australian assets; or (iii) that are qualifying special purpose (securitisation) entities.

Transfer pricing

The transfer pricing rules are designed to ensure that Australian and foreign multinational enterprises price their related party international dealings in accordance with the arm's length principle.  The aim is to prevent profit shifting between associated enterprises located in different jurisdictions to ensure taxable Australian profits are commensurate with the economic value added in Australia.

 Foreign source income anti-tax-deferral (attribution) regimes

Australia's attribution regimes consist of:

•	the controlled foreign company ("CFC") rules;

•	the foreign investment fund ("FIF") rules;

•	the transferor trust rules; and

•	the deemed present entitlement rules.

These rules are designed to ensure residents cannot defer or avoid Australian tax by accumulating income offshore.  They tax residents on an accruals basis on their share of income accumulating offshore.

On 12 May 2009, the Australian Government announced its intention to reform the foreign source income attribution rules.  The reforms will better balance the integrity objective of the rules with other objectives such as efficiency, equity, simplicity and low compliance costs.

The announced reforms maintain the CFC rules as the primary set of rules designed to counter tax-deferral arrangements.  Under the reforms, the FIF and deemed present entitlement rules will be repealed.

Tax information exchange agreements

A tax information exchange agreement ("TIEA") is a bilateral agreement to establish a legal basis for the exchange of taxpayer information, for both civil and criminal tax purposes. Australia has signed five TIEAs with low-tax jurisdictions:  Bermuda, Antigua and Barbuda, the Netherlands Antilles, the British Virgin Islands and the Isle of Man.

Commonwealth-State Financial Relations

Commonwealth-State financial relations involve the provision of Australian Government financial assistance to the States and Territories and oversight by the Australian Loan Council of government borrowings.

The States and Territories receive significant financial support from the Commonwealth of Australia.  As at the 2009-10 MYEFO released on 2 November 2009, Commonwealth payments to the States and Territories for 2009-10 were estimated to total $93.8 billion, comprising general revenue assistance, including GST payments, of $42.7 billion and payments for specific purposes of $51.1 billion.  Payments to the States and Territories in 2009-10 are estimated to increase by $9.8 billion (11.7%) compared with the payments the States and Territories received in 2008-09. This increase is primarily due to the Government's economic stimulus package spending.  See "Economic Outlook—Commonwealth Responses to the Global Financial Crisis" in this Description of the Commonwealth of Australia.

General revenue assistance is a broad category of payments which are provided to the States and Territories without conditions to spend according to their own budget priorities. The Commonwealth of Australia provides payments to the States and Territories for specific purposes in order to pursue important national policy objectives in areas that may be administered by the States and Territories.

As agreed by the Council of Australian Governments in the Intergovernmental Agreement on Federal Financial Relations, GST payments, which were estimated at the 2009-10 MYEFO to total $42.3 billion in 2009-10, are distributed among the States and Territories in accordance with the principle of horizontal fiscal equalisation.  Under this principle, States and Territories receive funding from the Commonwealth of Australia such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency, each would have the capacity to provide services at the same standard level.

The Australian Loan Council

The Australian Loan Council is a Commonwealth-State ministerial council that coordinates public sector borrowing. The Loan Council consists of the Prime Minister of Australia and the Premier/Chief Minister of each State and Territory.  However, in practice each member is represented by a nominee, usually the Treasurer of that jurisdiction, with the Australian Treasurer as Chairman.

Current Loan Council arrangements operate on a voluntary basis and emphasise transparency of public sector financing rather than adherence to strict borrowing limits.  These arrangements are designed to enhance financial market scrutiny of public sector borrowing and facilitate informed judgments about each government's financial performance.

The Loan Council traditionally meets annually in March to consider jurisdictions' nominated borrowings for the forthcoming year.  As part of the agreed arrangements, the Loan Council considers these nominations, having regard to each jurisdiction's fiscal position and the macroeconomic implications of the aggregate figure.

In March 2009, the Australian Government nominated, and the Loan Council endorsed, a Loan Council Allocation deficit of $34,073 million.  In the 2009-10 MYEFO, the Australian Government estimated a Loan Council Allocation deficit of $64,496 million.

Domestic Issuance of Government Bonds

While persistent fiscal surpluses in years prior to 2008-09 removed the need to borrow for budget funding purposes, the Australian Government continued to issue Treasury Bonds in order to maintain an active Treasury Bond market and to support the market in Treasury Bond futures contracts. These two markets are used in the pricing and hedging of a wide range of financial instruments and in the management of interest rate risks by market participants. These markets provide additional diversity to the financial system and contribute to a lower cost of capital in Australia.

On 3 February 2009, the Australian Government released the 2009 UEFO.  Consistent with the forecasts contained in the 2009 UEFO, on 4 February 2009 the Australian Office of Financial Management, which we refer to as the "AOFM", increased its issuance of Treasury Bonds.

Since the release of the 2009 UEFO, the AOFM has conducted two Treasury Bond tenders most weeks (generally on a Wednesday and a Friday).  Between the release of the 2009 UEFO and the 2009-10 Budget, the amount offered at each tender was in the range of $500 million to $700 million.  On 12 May 2009, updated economic and fiscal forecasts were released by the Government in its 2009-10 Budget.  In line with the release of this publication, the Treasury Bond tenders offered by the AOFM over the remainder of 2008-09 were for up to $800 million each.  In selecting bond lines to be offered at tender the AOFM has consulted with bond market participants.

The total face value amount of Treasury Bonds on issue at end-June 2009 was $78.4 billion, an increase of around $24 billion on end-June 2008.

Treasury Bond issuance in 2009-10 through 5 November 2009 totalled $18.2 billion in face value terms. Consistent with the forecasts contained in the 2009-10 MYEFO released on 2 November 2009, Treasury Bond issuance over the remainder of 2009-10 is expected to be between $32 billion and $34 billion, bringing total issuance in 2009-10 to between around $50.2 billion and $52.2 billion.  The stock of Treasury Bonds on issue at end-June 2010 is projected to be around $133 billion.  The bulk of the issuance in 2009-10 is expected to be into existing bond lines and to take account of the relative demand for lines of different maturities. This is anticipated to enhance the liquidity and efficiency of the Treasury Bond market.  The AOFM plans to issue a new Treasury Bond line maturing in 2022 during the last quarter of the 2009-10 fiscal year.

There will continue to be a large within-year financing requirement as a result of differences in the timing of Budget receipts and expenditures.  In the period ahead, Treasury Notes will be used to assist with the management of short-term financing requirements.  In addition, the AOFM may also use repurchase arrangements on its holdings of term financial assets for this purpose.

Treasury Note issuance was recommenced by the AOFM on 5 March 2009.  The total face value amount of Treasury Notes on issue at end-June 2009 was $16.7 billion.

Issuance of Treasury Notes in 2009-10 will depend on the size and profile of the within-year funding flows. The volume of Treasury Notes will therefore vary over the course of the year. At least $10 billion of Treasury Notes will be kept on issue at all times to maintain a liquid market in the notes.  Treasury Notes are not expected to make a major contribution to overall funding for the 2009-10 fiscal year.  The volume of Treasury Notes on issue at end-June 2010 is expected to be around $17 billion.

On 7 August 2009, following consultations with financial market participants, the AOFM announced that it would resume the issuance of Treasury Indexed Bonds, which were last issued in 2003.  On 8 October 2009, the AOFM issued $4 billion face value of Treasury Indexed Bonds due 20 September 2025 (excluding $10 million of Treasury Indexed Bonds taken up by the Reserve Bank of Australia).  In connection with the issue, the AOFM repurchased $713 million face value of Treasury Indexed Bonds due 20 August 2010.  Following their repurchase, these bonds were cancelled.

Further issuance of Treasury Indexed Bonds will be undertaken by tender over the remainder of 2009-10. Treasury Indexed Bond issuance over the remainder of 2009-10 is expected to total between $1.5 billion and $2.0 billion in nominal face value terms.  The AOFM announced on 5 November 2009 that Treasury Indexed Bond tenders are planned to be held in each remaining month of the 2009-10 fiscal year, with the exception of December 2009 (generally on Mondays around the middle of the month).  In deciding upon the Treasury Indexed Bond lines and amounts to be offered at tender, the AOFM will take into account feedback from financial market participants.

As at 30 June 2009, the Australian Government had not borrowed directly in foreign currencies since 1987, and has only $9 million of outstanding borrowings denominated in foreign currencies.

On 7 April 2009, the Australian Government announced that the Commonwealth of Australia would establish a new company, of which the Commonwealth of Australia would be the majority shareholder, to build and operate a new National Broadband Network.  The newly established company will invest up to $43 billion over eight years to build the National Broadband Network.  The Commonwealth of Australia's investment in the company is contemplated to be partially funded by the issuance of Aussie Infrastructure Bonds, which will provide an opportunity for households and institutions to invest in the National Broadband Network.  The structure and form of Aussie Infrastructure Bonds will be finalised in conjunction with the Implementation Study for the National Broadband Network.  For further information regarding the National Broadband Network, see "Major Industries—Communication Services—Telecommunications" and "Government Finance—Commonwealth Investment in the National Broadband Network" in this Description of the Commonwealth of Australia.

Guarantees and Other Contingent Liabilities

Loan Guarantees by the Commonwealth

It is current practice for Commonwealth-owned instrumentalities to borrow directly rather than for the Australian Government to borrow on their behalf.  The Financial Management and Accountability Act 1997 (Cth) (the "FMA Act") allows all Government Ministers to issue loan guarantees on behalf of the Australian Government using executive authority under the Australian Constitution, subject to the authorisation of the Minister for Finance and Deregulation.  However, the governing legislation of some Commonwealth statutory authorities provides the Treasurer specifically with the discretionary power to guarantee their borrowings, reflecting legislative arrangements prior to the introduction of the FMA Act.

The number of new loan guarantees provided by the Australian Government has declined in recent years, reflecting a policy that Commonwealth instrumentalities engaged in business enterprises should approach capital markets on a basis more comparable with private businesses.

The Australian Government guarantees the due payment by Australia's export credit agency, the Export Finance and Insurance Corporation ("EFIC"), of money that is, or may at any time become, payable by EFIC to any body other than the Australian Government.  The Australian Government also has in place a $200 million callable facility available to EFIC on request to cover liabilities, losses and claims.

The following table shows, in summary form, information relating to borrowings supported by specific Commonwealth guarantee and other indemnities and contingencies as at 30 June 2006, 2007 and 2008.

Table 34: Quantifiable Contingent Losses
	At 30 June 2006	At 30 June 2007	At 30 June 2008
	(A$ millions)
Guarantees	1,735	302	284
Indemnities	1,772	581	588
Uncalled shares/capital subscriptions	7,368	6,462	5,720
Claims for damages/costs	326	417	150
Other contingencies	112	96	116
Total quantifiable contingent losses	11,313	7,858	6,858
Less quantifiable contingent gains	138	77	70
Net quantifiable contingencies	11,175	7,781	6,788
Source: Commonwealth Consolidated Financial Statements for the years ended 30 June 2008 and 30 June 2007.

Commonwealth Initiatives to Enhance the Stability of the Australian Financial System

In order to promote financial system stability and ensure the continued flow of credit throughout the economy at a time of heightened turbulence in the international capital markets, the Australian Government has implemented:

•	the Financial Claims Scheme establishing:

-	measures under Division 2AA of the Banking Act 1959 (Cth) to:

:	protect account holders' deposits made with eligible ADIs (other than foreign ADIs), and interest accrued on such deposits, to a total maximum value of $1,000,000 per customer per ADI; and

:	facilitate prompt access by account holders to deposits protected under the Financial Claims Scheme in the event that an ADI fails; and

-
measures under Part VC of the Insurance Act 1973 (Cth) to facilitate the payment of moneys payable under valid claims made by eligible claimants against a general insurer that has become insolvent; and

•	the Guarantee Scheme for Large Deposits and Wholesale Funding, a voluntary scheme allowing:

-
ADIs (other than foreign ADIs) to apply to have deposit balances of greater than $1,000,000 per customer per ADI and certain non-complex senior unsecured debt instruments with maturities of up to 60 months; and

-
foreign ADIs to apply, subject to satisfaction of certain conditions, to have certain deposits held by Australian residents at call or with maturities up to and including 31 December 2009 and certain non-complex senior unsecured short-term debt instruments having maturities up to 15 months, in each case that satisfy the eligibility criteria set out in the scheme rules relating to the ADI Guarantee Scheme, guaranteed by the Commonwealth of Australia.

The key elements of the schemes are as follows:

Financial Claims Scheme

•	The Commonwealth of Australia is:

-	guaranteeing new and existing deposits in eligible ADIs (other than foreign ADIs), and interest accrued on such deposits, up to a limit of $1,000,000 per customer per ADI; and

-	facilitating prompt access by account holders to deposits protected under the Financial Claims Scheme in the event that an ADI fails for a period of three years ending 12 October 2011 with no direct charge to account holders;

•	The Commonwealth of Australia is facilitating the payment of moneys payable under valid claims made by eligible claimants against a general insurer that has become insolvent;

Guarantee Scheme for Large Deposits and Wholesale Funding

•
The Commonwealth of Australia is guaranteeing new and existing deposits in ADIs (other than foreign ADIs) of greater than $1,000,000 during the continuance of the ADI Guarantee Scheme upon application and for a fee;

•
The Commonwealth of Australia will guarantee on an issue by issue basis certain non-complex senior unsecured short-term (maturities up to 15 months) and term funding (maturities of 15 months up to 60 months) debt instruments of ADIs (other than foreign ADIs) upon application and for a fee;

•
With respect to foreign ADIs, subject to satisfaction of certain conditions, the Commonwealth of Australia will guarantee certain deposits held by Australian residents at call or with maturities up to and including 31 December 2009 and certain non-complex senior unsecured short-term debt instruments having maturities up to 15 months upon application and for a fee.

Reporting under the Guarantee Scheme for Large Deposits and Wholesale Funding

The Reserve Bank of Australia has established and maintains a website, currently www.guaranteescheme.gov.au, to provide information with respect to the operations of the ADI Guarantee Scheme by identifying guaranteed liabilities by ADI, issue size, date of extension of the guarantee, liability class, currency, program/product name, security identifier and maturity.  The contents of the website are not incorporated by reference into this Description of the Commonwealth of Australia.  The Reserve Bank of Australia prepares monthly reports with respect to the operations of the ADI Guarantee Scheme.  The Government also provides six-monthly reports to the Australian Parliament detailing:

•	the aggregate amount of guaranteed liabilities;

•	any calls made under the ADI Guarantee Scheme for payment; and

•	any payments by the Commonwealth of Australia under the ADI Guarantee Scheme.

As at 30 October 2009, total guaranteed liabilities of all ADIs under the ADI Guarantee Scheme were estimated at $160.5 billion.  This comprised an estimated $15.8 billion of large deposits, an estimated $20.2 billion of short-term debt and an estimated $124.5 billion of long-term debt.

Commonwealth Guarantee of State and Territory Borrowing

On 24 July 2009, in order to support the capacity of Australian State and Territory governments to access credit markets, the Government of the Commonwealth of Australia implemented the Australian Government Guarantee of State and Territory Borrowing.

The key elements of the State Guarantee Scheme are as follows:

•
The Commonwealth of Australia will guarantee the liabilities of each relevant State or Territory in relation to certain non-complex, Australian dollar-denominated debt securities issued in respect of borrowing of such State or Territory (and not in support of borrowing for non-government owned entities) having maturities of up to 180 months upon application and for a fee;

•	The States and Territories will be able to apply for a guarantee of both existing stock of eligible State and Territory securities and future issuances;

•
States and Territories whose liabilities in respect of specific debt securities issued in respect of borrowing of such State or Territory (either directly or through a guarantee of the liabilities of a relevant issuing entity, to the extent a separate issuing entity is utilised) are guaranteed under the State Guarantee Scheme will provide a counter-indemnity deed indemnifying the Commonwealth of Australia against all liabilities, costs and expenses that it may incur in consequence of or arising from the guarantee;

•
A fee will be payable by the State or Territory to the Commonwealth for the provision of the guarantee.  The fee for new issuances will be set at 30 basis points for States and Territories with a AAA credit rating and 35 basis points for States and Territories with a AA+ credit rating.  The fee for existing stock will be set at 15 basis points for States and Territories with a AAA credit rating and 20 basis points for States and Territories with a AA+ credit rating.  The Commonwealth of Australia can vary the fee;

•	The States and Territories have approximately $120 billion worth of existing securities on issue.

•
The deed of guarantee relating to the State Guarantee Scheme will terminate at midnight on the date which is 186 calendar months after the final issuance date notified by the Commonwealth of Australia to the States and Territories as the last day on which State and Territory securities subject to the State Guarantee Scheme may be issued (unless such date of termination is extended by the Commonwealth of Australia in accordance with the scheme rules relating to the State Guarantee Scheme), but without prejudice to the rights of any beneficiary in respect of a valid claim under the State Guarantee Scheme lodged prior to that time.

Reporting under the Guarantee of State and Territory Borrowing

The Reserve Bank of Australia has established and maintains a website, currently www.stateguarantee.gov.au, to provide information with respect to the operations of the State Guarantee Scheme by identifying guaranteed liabilities by issuing entity and State or Territory, issue size, date of extension of the guarantee, liability class, program/product name, security identifier and maturity.  The contents of the website are not incorporated by reference into this Description of the Commonwealth of Australia.  The Reserve Bank of Australia prepares monthly reports with respect to the operations of the State Guarantee Scheme.

As at 3 November 2009, guaranteed liabilities of all States and Territories under the State Guarantee Scheme totalled approximately $61.3 billion (excluding amounts in respect of which States and Territories have requested that approval of an Eligibility Certificate be delayed, pending the receipt of relevant regulatory approvals).

Other Commonwealth Initiatives in Response to the Global Financial Crisis

On 24 January 2009, the Australian Government announced its intention to establish the Australian Business Investment Partnership ("ABIP"), in partnership with Australia's four major domestic banks.  ABIP was to be a temporary contingency measure to provide liquidity support for viable commercial property assets where financiers had withdrawn from debt financing arrangements as a result of the global financial crisis.

On 16 June 2009, legislation to facilitate the establishment and operations of ABIP was defeated in the Senate.

The Government has indicated that it will continue to closely monitor market conditions and will take action if necessary to support the financing of commercially viable firms in the commercial property sector.

As a transitional funding arrangement, the Australian Government has established a financing trust to provide liquidity to car dealership financiers through the securitisation of eligible wholesale floorplan financing loans. The trust was activated on 1 September 2009 and is expected to provide up to $450 million in finance to car dealership financiers.

The Australian Government provides support to the trust in the form of a guarantee on those securities issued by the trust that are risk rated below 'AAA'. Australia's four major domestic banks will provide funds to the trust by subscribing for the securities issued by the trustee.

Other Contingent Liabilities and Undertakings

The Australian Government has contingent liabilities with various international financial institutions. As at 30 June 2009, Australia's uncalled capital subscriptions totalled US$2.8 billion for the IBRD, US$2.4 billion for the ADB, US$26.5 million for the MIGA and A$235 million for the EBRD. In addition, the undrawn portion of promissory notes issued and payable on demand in respect of maintenance-of-value obligations to the capital of the IBRD amounted to US$42.6 million as at 30 June 2009. Promissory notes have also been issued by the Australian Government as successive quota subscriptions to the IMF and in order to maintain the value of the IMF's holdings of Australian dollars in SDR terms.  At 30 June 2009, the undrawn portion of lodged promissory notes issued for these purposes amounted to $3.83 billion.

Australia has made a line of credit available to the IMF under its New Arrangements to Borrow ("NAB") since 1998. This is currently for an amount of US$1.24 billion (approximately A$1.53 billion). In line with G-20 Leaders' commitments, Australia will join with other countries to increase its credit line under an expanded NAB. Australia's contribution to the expanded NAB will be by way of a US$7.0 billion (approximately A$8.63 billion) contingent loan. This will help ensure that the IMF has the resources available to maintain stability and support recovery in the global economy. The funds would be drawn upon by the IMF only if needed and would be repaid in full with interest.

As at 30 June 2009, the Australian Government had liabilities of $1.5 billion to existing replenishments of the ADF, the IDA (including with respect to the Heavily Indebted Poor Countries initiative) and the Global Environment Facility. These liabilities are covered by the instruments of commitment that were signed at the time of pledging.  Promissory notes will be lodged regularly over the life of the replenishment to enable the draw-downs to occur in line with the agreement timetable for cash disbursements.

The Australian Government will contribute to the ADB's recently announced general capital increase.  Australia's contribution of paid-in capital will be US$198 million and will be paid over a ten year period from 2010-11.  Australia will also subscribe to a further US$4.7 billion in callable capital.

The Australian Government will also make up to US$1 billion available to the Government of Indonesia in the form of a standby loan facility, to be drawn down should Indonesia be unable to raise sufficient funds on global capital markets due to the impact of the global recession.  Possible drawdown of the facility will be dependent on a request from the Indonesian Government and subject to applicable criteria being satisfied.  Any funds provided will be repaid in full with interest.

PUBLIC DEBT

The following table provides an account of all Commonwealth Government Securities on issue as of 30 June 2009.

Table 35:  Government securities repayable in Australian dollars
	Date of Issue	Date of Maturity	Interest Rate (% Per Annum)	Outstanding 30 June 2009 (A$ '000)
Treasury Fixed Coupon Bonds(a)
	From Oct 1996	15 Sep 2009	7.50	6,009,049
	From Jan 2005	15 Aug 2010	5.25	7,603,500
	From Aug 1998	15 Jun 2011	5.75	9,798,687
	From Dec 2006	15 Apr 2012	5.75	9,151,000
	From May 2000	15 May 2013	6.50	8,398,400
	From Jul 2008	15 June 2014	6.25	4,401,000
	From May 2002	15 Apr 2015	6.25	7,147,000
	From June 2004	15 Feb 2017	6.00	9,048,000
	From July 2006	15 Mar 2019	5.25	8,397,500
	From Apr 2009	15 Apr 2020	4.50	2,148,000
	From Sept 2007	15 May 2021	5.75	6,301,000
Total Treasury Fixed Coupon Bonds(b)				78,403,136

Treasury Indexed Bonds
	1985 - 2003	20 Aug 2010	(c)	1,452,000
		20 Aug 2015		2,095,800
		20 Aug 2020		2,472,200
Total Treasury Indexed Bonds				6,020,000(d)

Treasury Notes(a)	Various	Various	(e)	16,700,000

Miscellaneous Securities(f)	Various	Various	Various	0
Total Repayable in Australian Dollars				101,123,136
(a)	Treasury Bonds and Treasury Notes issued since 1 July 1984 are available only as Inscribed Stock; before then Commonwealth securities were also available in bearer form.
(b)	Since 5 August 1982, Treasury Bonds have been sold by a tender system.
(c)	Interest payable is dependent upon the rate of inflation.
(d)	Original face value.
(e)	Treasury Notes are issued at a discount and are redeemed at par on maturity.
(f)	Includes debt assumed by the Commonwealth and various miscellaneous securities.
Source: Australian Office of Financial Management.

The tables below show the external debt of the Australian Government, on issue at 30 June 2009.  The bonds issued by Australia which are listed below require the Australian Government, in accordance with their terms, to secure such bonds pari passu with new bonds, loans or borrowings which would otherwise rank in priority to such bonds.

Table 36:  Government securities repayable in Pounds Sterling
Date of Issue	Date of Final Maturity	Interest Rate (% Per Annum)	Outstanding 30 June 2009 (£ Sterling '000)
Commonwealth Government issues
Various	Matured—bonds not yet presented for payment(a)	Nil	51
State Government issues Various	At Treasurer's option	3.0	504
Total Repayable in Pounds Sterling			555
(a)	Elapsed bonds reclaimed from fiscal agent.
Source: Australian Office of Financial Management.

Table 37:  Government securities repayable in United States Dollars
Date of Issue	Date of Final Maturity	Interest Rate (% Per Annum)	Outstanding 30 June 2009 (US$ '000)
March 1987	15 Mar 2017	8.375	5,321
Total Repayable in United States Dollars			5,321
Source: Australian Office of Financial Management.

Table 38:  Government securities repayable in Euro
Date of Final Maturity	Interest Rate (% Per Annum)	Outstanding 30 June 2009 (Euro '000)
Matured – Bonds not yet presented for payment(a)	Nil	6
Total Repayable in Euro(b)		6
(a)	Elapsed bonds reclaimed from fiscal agent.
(b)	Bonds originally repayable in Deutsche Marks, converted to Euro at the 31 December 1998 rate of 1.95583 Deutsche Marks = 1.0 Euro irrevocably fixed by the European Central Bank.
Source: Australian Office of Financial Management.

Table 39:  Government securities repayable in Japanese Yen
Date of Final Maturity	Interest Rate (% Per Annum)	Outstanding 30 June 2009 (¥ '000)
Matured – Bonds not yet presented for payment(a)	Nil	416
Total Repayable in Japanese Yen		416
(a)	Elapsed bonds reclaimed from fiscal agent.
Source: Australian Office of Financial Management.

Table 40:  Government securities repayable in Swiss Francs
Date of Final Maturity	Interest Rate (% Per Annum)	Outstanding 30 June 2009 (SF '000)
Matured – Bonds not yet presented for payment(a)	Nil	51
Total Repayable in Swiss Francs		51
(a)	Elapsed bonds reclaimed from fiscal agent.
Source: Australian Office of Financial Management.

The following table shows estimated payments of principal (including contractual prepayments and payments at maturity) to be made on the direct debt of the Australian Government outstanding on 30 June 2008.

Table 41:  Summary of funded debt payment (as at 30 June 2009)
	2009-10	2010-11	2011-12 - 2012-13	2013-14 - 2016-17	2017-18 - 2020-21
	(A$ millions)
Repayable:
In Australian Dollars(a)	22,709	18,854	17,549	22,692	19,319
Repayable overseas:(b)
In United States Dollars	0	0	0	8	0
Total	22,709	18,854	17,549	22,700	19,319
(a)	Excludes Treasury Notes and Treasury Bonds held as investment by the Commonwealth of Australia.
(b)	Converted into Australian dollars at rates of exchange prevailing on 30 June 2009.
Source: Australian Office of Financial Management; unpublished AOFM data.

On 4 February 2009, the Australian Office of Financial Management increased its issuance of Treasury Bonds.  The total face value amount of Treasury Bonds on issue at end-June 2009 was $78.4 billion, an increase of around $24 billion on end-June 2008.

Treasury Bond issuance in 2009-10 through 5 November 2009 totalled $18.2 billion in face value terms. Consistent with the forecasts contained in the 2009-10 MYEFO released on 2 November 2009, Treasury Bond issuance over the remainder of 2009-10 is expected to be between $32 billion and $34 billion, bringing total issuance in 2009-10 to between around $50.2 billion and $52.2 billion.  The stock of Treasury Bonds on issue at end-June 2010 is projected to be around $133 billion.  The AOFM plans to issue a new Treasury Bond line maturing in 2022 during the last quarter of the 2009-10 fiscal year.

The AOFM also recommenced the issuance of Treasury Notes on 5 March 2009 to assist with the management of short-term financing requirements.  The AOFM may also use repurchase arrangements on its holdings of term financial assets for this purpose.  The total face value amount of Treasury Notes on issue at end-June 2009 was $16.7 billion.  The volume of Treasury Notes on issue at end-June 2010 is expected to be around $17 billion.

On 7 August 2009, following consultations with financial market participants, the AOFM announced that it would resume the issuance of Treasury Indexed Bonds, which were last issued in 2003.  On 8 October 2009, the AOFM issued $4 billion face value of Treasury Indexed Bonds due 20 September 2025 (excluding $10 million of Treasury Indexed Bonds taken up by the Reserve Bank of Australia).  In connection with the issue, the AOFM repurchased $713 million face value of Treasury Indexed Bonds due 20 August 2010.  Following their repurchase, these bonds were cancelled.

Further issuance of Treasury Indexed Bonds will be undertaken by tender over the remainder of 2009-10. Treasury Indexed Bond issuance over the remainder of 2009-10 is expected to total between $1.5 billion and $2.0 billion in nominal face value terms.

See "Government Finance—Domestic Issuance of Government Bonds" in this Description of the Commonwealth of Australia.

Debt Record

The Commonwealth of Australia has paid promptly, when due, the full amount of principal and interest on every direct external obligation issued by it and has met every indirect external obligation on which it has been required to implement its guarantee in the lawful currency, and in the country where payable, at the time of payment.

Credit Ratings

The Australian Government has a AAA rating for both foreign and domestic currency denominated debt from Standard and Poor's and Moody's. Fitch rates Australia's domestic currency borrowings as AAA and foreign currency borrowings as AA+.  On 12 May 2009, Standard and Poor's, Moody's and Fitch each stated that the 2009-10 Budget did not affect the AAA ratings for Australia's foreign and domestic currency denominated debt (in the case of Standard and Poor's and Moody's) or the AAA and AA+ ratings for Australia's domestic currency borrowings and foreign currency borrowings, respectively (in the case of Fitch).